UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
    This material amendment is filed to (i) extend the Offering Deadline to December 31, 2025; (ii) update the Exhibit G- Financials with fiscal year 2024 audited financials for each of the Issuer and Co-Issuer; and (iii) update the Capitalization and Ownership, Financial Information and Previous Offerings sections.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Vittori Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    March 6, 2024

Physical Address of Issuer:

2100 Geng Road, Suite 210, Palo Alto, CA 94303, United States

Website of Issuer:

https://www.vittori.com

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

Vittori CF Investors SPV I, LLC

Legal status of Co-Issuer:
    Form:

    Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

September 3, 2024

Physical Address of Co-Issuer:

2100 Geng Road, Suite 210, Palo Alto, CA 94303, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $17,500 advance setup fee and $2,000 monthly access fee payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class A Common Stock

Target Number of Securities to be Offered:

20,000

Price (or Method for Determining Price):

$0.50

Target Offering Amount:

$10,000.00

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$3,135,488.00

Deadline to reach the Target Offering Amount:

December 31, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$973,729	N/A
Cash & Cash Equivalents	$311,980	N/A
Accounts Receivable	$0	N/A
Current Liabilities	$7,730	N/A
Long-Term Liabilities	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$(1,297,210)	N/A

*Reflects the financial results for the Crowdfunding Issuer, Vittori Inc., since inception on March 6, 2024. As such, there are no financials for fiscal year ended 2023. The Company recently changed its reporting year end to December 31st from April 30th. Exhibit G, attached hereto and made a part hereof, includes the audited 2024 financials for each of the Crowdfunding Issuer and the Co-Issuer, which was formed on September 3, 2024.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Co-Issuer and Investor
Exhibit D: Co-Issuer Operating Agreement
Exhibit E: Certificate of Incorporation and Amendments Thereto
Exhibit F: Bylaws
Exhibit G: Financial Statements

Offering Statement (**Exhibit A**)
April 16, 2025

Vittori Inc.



Up to $3,135,488.00 of Class A Common Stock

Vittori Inc. ("**Vittori**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $3,135,488.00 (the "**Maximum Offering Amount**") of Class A Common Stock (the "**Securities**") "), at a purchase price of $0.50 per Share on a best efforts basis as described in this Form C/A (this **"Offering"**). The investment will be made through Vittori CF Investors SPV I, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$400.00	$34.00	$366.00
Investor Processing Fee	$-	$-	$-
Target Offering Amount	$10,000.00	$850.00	$9,150.00
Maximum Offering Amount	$3,135,488.00	$266,516.48	$2,868,971.52

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $17,500 payment and a $2,000 monthly access fee.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.vittori.com.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is April 16, 2025

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Vittori Inc. was established to design, manufacture and sell hypercars that integrate cutting-edge 3D printing technology with advanced hybrid and electric powertrains. The Company is focused on developing a hybrid hypercar that combines exceptional performance with innovative and aggressive design. By utilizing state-of-the-art additive manufacturing processes, Vittori aims to set standards in the hypercar industry, blending performance and luxury.

The Company was incorporated in Delaware on March 6, 2024. The Company is headquartered in California at 2100 Geng Road, Suite 210, Palo Alto, CA 94303. The Company intends to sell its products globally, with an initial focus on the United States market. The Company's website is https://www.vittori.com.

The Company has indirect control and is the primary beneficiary of the activities of Vittori SRL, a company formed in Italy on July 9, 2024, and Vittori UK Ltd., a company formed in the United Kingdom on August 27, 2024. As a result, these entities qualify as variable interest entities and are consolidated within the Company's financial statements. Vittori SRL is based in Modena, Italy and is the primary manufacturing lab for the Company.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://www.invest.vittori.com (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,000.00
Name of Securities	Class A Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	13,398,969
Maximum Offering Amount	$3,135,488.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	19,649,945*
Price Per Security	$0.50
Minimum Individual Purchase Amount	$400.00 [+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	December 31, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 28 hereof.
Voting Rights	None. See the description of the voting and control rights on page 32.

*Does not include Bonus Shares of Class A Common Stock that may be issued to Investors as detailed in the "Perks" section herein. In the event the threshold is met for the issuance of Bonus Shares, the maximum number of Bonus Shares to be issued is 313,548 shares of Class A Common Stock.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Carlos Cruz	Chief Executive Officer, Founder and Director	CEO, Founder and Director of Vittori, Inc., 2024 – Present Responsible for strategy, operations, and general CEO responsibilities CEO, Founder and Director of Technology Holdings North America Inc., 2022 – Present Responsible for strategy, operations, and general CEO responsibilities CEO of Talent Writers, LLC, 2015 – 2021 CEO of Magicstar Arrow, Inc., 2012 - 2021	Universidad Del Valle De Guatemala, Associate of Industrial Technology, specializing in Industrial Engineering, 2004

Biographical Information

Carlos Cruz: Carlos is the CEO, Founder and Director of the Company. He is an accomplished international entrepreneur with a remarkable track record of success in operating several multi-million-dollar companies, including as CEO of Technology Holdings North America Inc., Magicstar Arrow Inc. and Service Benefits LLC. A master of operations, multi-channel product distribution, and marketing, Carlos has a proven ability to increase sales, grow bottom lines, and spearhead operational improvements that drive productivity and reduce costs. With a keen eye for detail and a pragmatic approach, Carlos thrives in dynamic, demanding environments. His advanced software development skills and intuitive strategies have led to the development of an iOS app used by over 10,000 global users monthly. Carlos's exceptional communication skills and strong negotiation abilities have been essential in negotiations with vendors and other software developers. As the CEO of the Company, Carlos is responsible for leading operations and strategic direction with full responsibility for bottom-line factors, including long-range planning and global product management.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Vittori CF Investors SPV I, LLC (the "**Co-Issuer**"), located at 2100 Geng Road, Suite 210, Palo Alto, CA 94303, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Company is the Manager of the Co-Issuer. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

Additionally, the Investors will grant an irrevocable proxy to the Company, as Manager of the Co-Issuer, to represent and to vote (whether in person or by written consent), the Securities for all purposes, including, without limitation, at any time at any meeting of the members of the Co-Issuer and for matters requiring a vote of the Class A Common Stockholders of the Company.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.vittori.com. The version published as of the date of this Form C/A is attached as Exhibit B.

Description of the Business

Vittori Inc. was established to design, manufacture and sell hypercars that integrate cutting-edge 3D printing technology with advanced hybrid and electric powertrains. The Company is focused on developing a hybrid hypercar that combines exceptional performance with innovative and aggressive design. By utilizing state-of-the-art additive manufacturing processes, Vittori aims to set standards in the hypercar industry, blending performance and luxury.

Vittori envisions a future where performance meets cutting-edge innovation. The Company's mission is to create hypercars that push the boundaries of performance, luxury and technological manufacturing advancement. By integrating advanced hybrid and electric powertrains with innovative 3D printing technology, Vittori seeks to offer hypercars that are not only powerful and fast but also at the forefront of automotive engineering.

Business Plan

The Company's flagship product is a state-of-the-art hypercar that combines a high-performance hybrid drivetrain with advanced 3D printing techniques. The Vittori hypercar features a powertrain sourced from top-tier manufacturers delivering over 1000 horsepower and enabling speeds exceeding 250 mph.

Vittori's manufacturing process leverages the latest 3D printing technologies to produce lightweight yet strong components. These components are designed to integrate seamlessly with the powertrain, ensuring optimal performance. The vehicle's design incorporates a carbon fiber monocoque chassis, providing structural rigidity and optimal weight distribution. The aggressive, futuristic and performance driven design of the hypercar is complemented by high-end materials and extensive customization options, catering to the discerning tastes of Vittori's clientele.
The Company is currently in the stages of design, development, and testing, while establishing its manufacturing facility and finalizing partnerships with key suppliers. Vittori Inc. will implement a direct sales model, focusing on exclusive events and personalized customer experiences.

Buyers will have the opportunity to personalize certain aspects of their vehicle and oversee the manufacturing process of their car, offering a bespoke experience that ensures each Vittori hypercar reflects the unique preferences of its owner.

The Company intends to expand its business by investing in advanced research and development, enhancing its manufacturing capabilities, and implementing targeted marketing strategies. The capital raised will be used to establish a state-of-the-art manufacturing facility, which includes the acquisition of specialized equipment for hybrid powertrain integration and advanced 3D printing solutions. This investment will also support the further development of proprietary technologies, secure partnerships with top-tier suppliers, and create a premium customer experience. By focusing on these key areas, the Company aims to solidify its position as a leader in the hypercar market, pushing the boundaries of performance, luxury, and automotive technology.

The Company intends to expand its business by investing in advanced research and development, enhancing its manufacturing capabilities, and implementing targeted marketing strategies. The capital raised will be used to establish a state-of-the-art manufacturing facility, which includes the acquisition of specialized equipment for hybrid powertrain integration and advanced 3D printing solutions. This investment will also support the further development of proprietary technologies, secure partnerships with top-tier suppliers, and create a premium customer experience. By focusing on these key areas, the Company aims to solidify its position as a leader in the hypercar market, pushing the boundaries of performance, luxury, and automotive technology.

The Company's Products and/or Services

Product / Service	Description	Current Market
Vittori Hypercar	The Vittori Hypercar is an ultra-high performance vehicle designed to push the boundaries of innovation and speed. Powered by a cutting-edge hybrid powertrain, it seamlessly combines internal combustion and advanced electric motors to deliver unparalleled performance and efficiency. With an estimated 1,000 horsepower, the Vittori Hypercar is projected to accelerate from 0-60 mph in under 2 seconds and reach a top speed exceeding 220 mph, based on initial testing and development projections. Built on a lightweight carbon fiber monocoque chassis, the Vittori Hypercar offers exceptional agility, structural rigidity, and optimal weight distribution. Advanced manufacturing techniques, including precision 3D printing, enable bespoke customization of components and body panels, ensuring exclusivity for every owner. All specifications and performance metrics are estimates and subject to refinement as development progresses.	Direct-to-Consumer with a focus on ultra-high-net-worth individuals

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our specific competitors include:

1. **Rimac**: Known for its electric hypercars, particularly the Rimac Nevera, which boasts impressive performance specs and advanced technology.

2. **Lotus**: With the introduction of the Evija, Lotus has entered the electric hypercar market, offering high performance and cutting-edge features.

3. *Aspark*: Well known for the development of the all-electric sports car Aspark Owl.

4. **Bugatti**: Renowned for its luxury and high-performance combustion engine hypercars, such as the Bugatti Bolide, remains a significant competitor.

5. **Pagani**: Famous for its bespoke, artisanal hypercars that emphasize extreme attention to detail and performance.

6. **Lamborghini**: Known for its high-performance supercars and hypercars, Lamborghini's hybrid models and future electric vehicle plans make it a competitor.

7. **Koenigsegg**: A brand that consistently pushes the boundaries of hypercar performance and technology with models like the Jesko.

8. **Ferrari**: With its move towards hybridization and eventual electric hypercars, Ferrari remains a strong competitor in the hypercar segment.

Customer Base

Vittori's customer base consists of ultra-high-net-worth individuals in the United States. These affluent clients, typically aged 35-65, are successful entrepreneurs, executives, and automotive enthusiasts who seek exclusive, high-performance, and technologically advanced hypercars. Initially focusing on the U.S. market, Vittori caters to a select group of discerning buyers who value personalized luxury and cutting-edge innovation.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not own any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, we are subject to rules and regulations related to hypercars in the various jurisdictions we will sell hypercars in.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Perks

In the event the Company closes on funded investments of $3,135,488.00 in this Offering (the Maximum Offering Amount), Investors will receive bonus shares of Class A Common Stock equal to 10% of the aggregate amount of each Investors' funded investment(s) (the "**Bonus Shares**"). For example, if the Company closes on funded investments of $3,135,488.00 in the Offering and an Investor funds an investment of $500,000, such Investor would receive 50,000 shares of Class A Common Stock.

In the event the threshold is met for Bonus Shares to be issued, the maximum number of Bonus Shares to be issued is 313,548 shares of Class A Common Stock. Fractional amounts shall be rounded down to the nearest whole number. No consideration in addition to making the requisite investment in the Offering will be required in consideration for the Bonus Shares. The Bonus Shares will not affect any fees or commissions paid by investors. If the threshold is met, the Bonus Shares will be assigned to Investors at the termination of the Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is controlled by one owner who exercises voting control.

Carlos Cruz, the CEO and Founder of the Company, is currently the sole owner of the Company's Class B Common Stock, which provides for ten votes per share, and exercises voting control. Subject to any fiduciary duties owed to our other shareholders under Delaware law, Mr. Cruz will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. As such, Mr. Cruz may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, he could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to shareholder approval.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of, or reduced, revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our pricing for our hypercars may not be competitive.

Our pricing strategy is to sell our hypercars at or among the lowest prices among our competitors in our target market. We anticipate that the battery will be the most expensive component of the hypercar and may represent more than 50% of the total cost of the hypercar depending upon the size of the battery selected by the customer. We may not be able to manage the battery costs in a manner suitable to our target customers. If we fail to sell our hypercars at competitive prices or if the upfront costs of our hypercars or batteries are higher than our competitors, our ability to sell hypercars may be adversely impacted. Additionally, many car companies price their initial product launches at below their cost to create a brand name, gain market share, or create future economies of scale. Furthermore, the cost to manufacture, sell, distribute, and market our hypercars may exceed the price we may charge to consumers for certain periods of time. All of these factors could result in operational losses to the Company.

We may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, which could delay the introduction of our product and negatively impact our business.

We are currently evaluating and selecting suppliers of parts, which we will source globally from hundreds of suppliers. Changes in our supply chain may result in increased costs and delays. We will rely on third-party suppliers for components and equipment necessary to develop and manufacture our hypercars. We are collaborating with existing suppliers but have not yet entered into long-term supply agreements for production quantities of these materials. To the extent that we are unable to enter into commercial agreements with these suppliers on beneficial terms, or these suppliers experience difficulties ramping up their supply of materials to meet our requirements, the commercialization of our hypercars will be delayed. To the extent our suppliers experience any delays in providing or developing the necessary materials, we could experience delays in delivering on our timelines.

We expect to incur significant costs related to procuring materials required to manufacture and assemble the various components of our hypercars. We expect to need various materials in our hypercars that will require us to negotiate purchase agreements and delivery lead-times on advantageous terms. We may not be able to control fluctuation in the prices for these materials or negotiate agreements with suppliers on terms that are beneficial to us. Our business will depend on the continued supply of certain proprietary materials for our products. We are exposed to multiple risks relating to the availability and pricing of such materials and components. Substantial increases in the prices for our raw materials, including Lithium-ion for batteries and aluminum, or components would increase our operating costs and negatively impact our prospects.

Any disruption in the supply of components, equipment or materials could temporarily disrupt research and development activities or production of our hypercars until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, and other factors could result in an inability for us to obtain the components and materials and components needed for our products on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

We will face significant challenges in our on-going efforts to further develop and fully commercialize our hypercars and to produce them at high volumes with acceptable performance, yields and costs. Delays or failures in accomplishing particular further development objectives may delay or prevent successful commercialization of our product offering.

We face significant challenges in building the technology and components necessary to commercialize our hypercars in commercial volumes. Even if we achieve volume production of the components necessary for our hypercars, if the cost, performance characteristics or other specifications of our equipment and technology fall short of our targets, our sales, product pricing and margins would likely be adversely affected. In addition, any delays in the manufacturing scale-up of our hypercars would negatively impact our business as it will hamper our revenues and negatively impact our commercial relationships. Delays in the full commercialization of our product would materially damage our business, prospects, financial condition, operating results and brand.

If any component of the equipment necessary for our hypercars fails to perform as expected, our ability to further develop, market, and sell and promote our product could be harmed.

Once commercial distribution of our hypercars commences, various equipment and components of the product may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. The equipment and components of our hypercars are inherently complex and incorporate technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our hypercars. There can be no assurance that we will be able to detect and fix any defects in any component of our hypercars prior to the sale (or other distribution) to potential consumers. If our product fails to perform as expected, we could lose design wins and customers may delay deliveries, terminate further orders or initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, prospects, and results of operations.

A failure to effectively expand the Company's marketing and sales capabilities could harm our ability to initiate and increase our customer base and achieve broader market acceptance of its products.

The Company's ability to obtain customers (and buyers of its hypercars) and thereafter to increase its customer base and achieve broader market acceptance of the Company's hypercars will depend to a significant extent on the Company's ability to expand its marketing and sales operations. The Company plans to expand its management team and engage additional personnel, and also plans to dedicate significant resources to sales and marketing programs. All of these efforts will continue to require that the Company invest significant financial and other resources. If the Company is unable to hire, develop, and retain talented sales personnel, if its sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if the Company's sales and marketing programs are otherwise not effective, the Company's ability to increase its customer base and achieve broader market acceptance of its hypercars could be harmed.

The Company relies, in part, on third-party manufacturers to build its hypercars, which could cause errors, interruptions, or failures of service which are beyond the Company's control.

The Company relies on the manufacturing services of third parties to build its hypercars and deliver them on time. Although the Company attempts to utilize reputable third party manufacturers, any errors or defects in third-party components, hardware or software could result in errors or a failure of the Company's hypercars which could harm its business. Interruptions in manufacturing or delivery may reduce revenue, cause the Company to issue credits or refunds, and/or cause customers to stop buying the Company's hypercars, and as a result adversely affect the Company's ability to attract new customers. The Company's business will also be harmed if customers and potential customers believe the Company's hypercars are unreliable.

The market in which the Company participates is competitive, more established companies have certain competitive advantages over the Company, and if the Company does not compete effectively, its operating results could be harmed.

More companies are entering into the hypercars space. The Company's current and prospective competitors range in size from diversified global companies with significant resources to small, specialized firms whose narrower product lines may let them be more effective in deploying technical, marketing, and financial resources. The area in which the Company competes evolves rapidly with changing and disruptive technologies, shifting user needs, and frequent introductions of new models and features. The Company's ability to become and then remain competitive depends on its success in making innovative hypercars that appeal to consumers.

Additionally, many potential competitors enjoy substantial competitive advantages over the Company, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many potential competitors have established marketing relationships and access to larger customer bases and have major distribution agreements. As a result, competitors to the Company may be able to respond more quickly and effectively than the Company can to new or changing opportunities, technologies, standards or customer requirements. The greater capabilities of potential competitors in these areas may enable them to better withstand periodic downturns in the industry and respond more quickly to consumer demands to develop new products and services. Furthermore, because of these advantages, even when the Company's hypercars are deemed to be more effective than those offered by its competitors, certain potential customers may express a hesitancy to purchase hypercars from an early stage company and instead may prefer hypercars from competitors in lieu of purchasing the Company's hypercars. For all of these reasons, the Company may not be able to compete successfully against its competitors. The Company's revenues, profitability and financial condition could be materially adversely affected as a result of the competitive nature of the industry in which the Company competes.

The Company may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming, and limit the Company's ability to use certain technologies in the future.

Although the Company believes it either owns or has the right to use all intellectual property and information utilized in its hypercars, as the manufacturer of hypercars the Company may become subject to claims that its hypercars infringe upon the intellectual property or other proprietary rights of third parties. Any claims, with or without merit, could be time-consuming and expensive to defend, and could divert management's attention away from the execution of the Company's business plan. Moreover, any settlement or adverse judgment resulting from these claims could require the Company to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit the Company's use of the technology. There can be no assurance that the Company would be able to obtain a license on commercially reasonable terms, if at all, from the third party asserting the claim, or that the Company would be able to develop alternative technology on a timely basis, if at all, or that the Company would be able to obtain a license to use a suitable alternative technology to permit it to continue offering, and Company customers to continue using, affected hypercars. An adverse determination also could prevent the Company from offering its hypercars to others. Infringement claims asserted against the Company may have a material adverse effect on the Company's business, results of operations, and financial condition.

There is no assurance that the Company will successfully implement its business plan and operations and, if successful, managing future growth.

The Company anticipates that, upon successful completion of the Offering, it will be able to continue development of its hypercars. In addition, as the Company increases its focus on development, sales and marketing and continues to implement its business plan, the Company may experience periods of rapid growth, including needs for increased staffing levels. Such growth may place a substantial strain on Company management, operational, financial, and other resources. The Company will need to attract, retain, train, motivate, and manage high caliber employees. Failure to do so could have a material adverse effect on the Company's business, financial condition, and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products and services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We are subject to environmental risks related to the manufacturing of hypercars.

As an automobile manufacturer, we are subject, both in the United States and abroad, to national, state, provincial, and/or local environmental laws and regulations, including laws relating to the use, handling, storage, disposal, and human exposure to hazardous materials. In addition, we may become responsible for the final disposal of batteries used in our hypercars as a result of stricter laws governing recycling, especially in Europe. We expect that our business and operations will be affected by future amendments to such laws or other new environmental and health and safety laws which may (i) require us to change our operations, (ii) increase our compliance costs, or (iii) give rise to liability for administrative oversight costs, clean-up and disposal costs, property damage, bodily injuries, or fines and penalties.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, we are subject to rules and regulations related to vehicles in the various jurisdictions we will sell vehicles in. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various international, federal and state labor laws govern our relationship with our employees and affect operating costs. In the U.S., these laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle (the Co-Issuer).

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "Co-Issuer" in this Offering. That means that you will invest in Vittori CF Investors SPV I, LLC (the Co-Issuer), becoming a member of the Co-Issuer, and that investment purchases our Class A Common Stock. A condition to using a Co-Issuer is that the Co-Issuer passes on the same economic and governance rights that are set out in the Class A Common Stock. You will also be relying on us, as the Manager of the Co-Issuer, to make sure the Co-Issuer complies with Delaware law and functions in accordance with securities law. The Co-Issuer is explained further in the sections entitled, 'CO-ISSUER" and "OFFERING". The Co-Issuer will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will have limited voting rights and will grant an irrevocable proxy to the Company.

Investors (through the Co-Issuer) will have the right to vote upon matters of the Company, however, Investor voting power will be limited. Under the terms of the Securities, each Class A Common Stock has one vote. On the other hand, each share of Class B Common Stock has ten votes. As such, the Class B Common Stock holders will exercise voting control over the Company and Investors will essentially have limited voting power to influence management or control of the Company and will be passive investors. Moreover, Investors will grant an irrevocable proxy to the Company, as Manager of the Co-Issuer, to vote its Class A Common Stock interests on matters related to the Co-Issuer and the Company. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.00
Name of Securities	Class A Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	13,398,969
Maximum Offering Amount	$3,135,488.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	19,649,945*
Price Per Security	$0.50
Minimum Individual Purchase Amount	$400.00 [+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	December 31, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 28 hereof.
Voting Rights	None. See the description of the voting and control rights on page 32.

*Does not include Bonus Shares of Class A Common Stock that may be issued to Investors as detailed in the "Perks" section herein. In the event the threshold is met for the issuance of Bonus Shares, the maximum number of Bonus Shares to be issued is 313,548 shares of Class A Common Stock.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is Vittori CF Investors SPV I, LLC (the "Co-Issuer"), located at 2100 Geng Road, Suite 210, Palo Alto, CA 94303, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://www.vittori.com, or for the Offering at https://www.invest.vittori.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Company is the Manager of the Co-Issuer. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class A Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Additionally, the Investors will grant an irrevocable proxy to the Company, as Manager of the Co-Issuer, to represent and to vote (whether in person or by written consent), the Securities for all purposes, including, without limitation, at any time at any meeting of the members of the Co-Issuer and for matters requiring a vote of the Class A Common Stockholders of the Company.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.00, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $3,135,488.00, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.vittori.com/.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $17,500 advance setup fee and $2,000 monthly fee for the use of the platform. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the

Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$266,516
Operations (1)	20%	$2,000	20%	$627,098
Sales and Marketing (2)	0%	$0	15%	$470,323
Product and Research Development (3)	20%	$2,000	20%	$627,098
Automotive Parts (4)	47.5%	$4,750	30%	$940,646
General Working Capital	4%	$400	6.5%	$203,807
Total	**100%**	**$10,000**	**100%**	**$3,135,488**

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $17,500 payment and a $2,000 monthly access fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used for operations, for establishing and maintaining the manufacturing facility, hiring and training staff, and covering operational overhead costs.

(2) These proceeds will be used for sales and marketing, to develop marketing campaigns, create luxury showrooms, and organize exclusive events to attract potential buyers.

(3) These proceeds will be used for product and research development, for advancing proprietary technologies, enhancing battery systems and electric motors, and improving AI integration and software development.

(4) These proceeds will be used for automotive parts, for sourcing high-quality components, establishing partnerships with suppliers, and developing custom parts for the Vittori hypercar.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class A Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2025 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer Operating Agreement attached as Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class A Common Stock**
> **Offering Minimum: $10,000.00**
> **Offering Maximum: $3,135,488.00**
> **Purchase Price Per Share of Security Offered: $0.50**
> **Offering Deadline: December 31, 2025**

The Securities (Class A Common Stock) have voting rights equal to one vote per share of Class A Common Stock. The shares of Class B Common Stock outstanding have superior voting rights to the Securities being sold in this Offering, as each share of Class B Common Stock represents ten (10) votes. All other rights and preferences, including dividends and liquidation preferences, are the same for the Class A Common Stock and the Class B Common Stock.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities are the Certificate of Incorporation and amendments thereto (collectively, the "**COI**") attached as Exhibit E, and the Company's Bylaws (the "**Bylaws**") attached as Exhibit F, together with the COI, the "**Governing Documents**"). All statements in this Form C/A Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Agreements.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $3,135,488.00 and a minimum of $10,000.00 worth of its Class A Common Stock.

The Company must reach its Target Offering Amount of $10,000.00 by December 31, 2025. Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by December 31, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to December 31, 2025, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $3,135,488.00 maximum raise.

The minimum investment per investor is $400.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class A Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class A Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, and amendments thereto. For a complete description of our capital stock, you should refer to our Certificate of Incorporation, and amendments thereto, and to the applicable provisions of Delaware law.

In April 2024, the Company filed an amendment to its Certificate of Incorporation to increase its authorized shares and created Class A Voting Common Stock and Class B Non-Voting Common Stock. On August 1, 2024, the Company reorganized its capital structure by filing a Second Amendment to its Certificate of Incorporation. As a result, the Company's authorized capital stock was 150,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"), of which 45,000,000 shares were designated as "**Class A Common Stock**" and 105,000,000 shares were designated as "**Class B Common Stock**"). All shares of prior outstanding Class A Voting Common Stock before the reorganization were converted into Class B Common Stock on a 1 for 0.40 per share basis (there were no Class B Non-Voting Common Stock prior to the reorganization). Additionally, on August 26, 2024, the Company filed a Third Amendment to its Certificate of Incorporation and effected a 1 for 1.50 per share forward stock split for all outstanding Class B Common Stock (there were no Class A Common Stock outstanding at such time).

On November 1, 2024, the Company filed an additional amendment to (i) increase its authorized capital stock to 500,000,000 shares of Common Stock, of which 100,000,000 shares are designated as Class A Common Stock and 400,000,000 shares are designated as Class B Common Stock; and (ii) effect a 1 for 3.287671 per share forward stock split for all outstanding Class A Common Stock and Class B Common Stock. Thereafter, on January 7, 2024, the Company filed a Fifth Amendment to its Certificate of Incorporation to effect a 1 for 1.309280 per share forward stock split for all outstanding Class A Common Stock and Class B Common Stock

All shares of Common Stock are identical and entitle the holders to the same rights and privileges, except that the Class A Common Stock has one vote per share and the Class B Common Stock has ten (10) votes per share.

As of the date of this Form C/A, 13,378,969 shares of Class A Common Stock and 388,907,686 shares of Class B Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	13,378,969
Par Value Per Share	$0.001
Voting Rights	One vote per share*
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	3.33%

* The Company, as Manager of the Co-Issuer, has been granted an irrevocable proxy to vote these shares on matters related to the Company.

Type	Class B Common Stock
Amount Outstanding	388,907,686
Par Value Per Share	$0.001
Voting Rights	Ten (10) votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	96.67%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company does not have any outstanding Options, SAFEs, Convertible Notes or Warrants.

Voting and Control

The Securities (Class A Common Stock) have voting rights equal to one vote per share of Class A Common Stock. The shares of Class B Common Stock outstanding have superior voting rights to the Securities being sold in this Offering, as each share of Class B Common Stock represents ten (10) votes. All other rights and preferences, including dividends and liquidation preferences, are the same for the Class A Common Stock and the Class B Common Stock.

As a result of purchasing Securities in this Offering, the Investors in the Co-Issuer will indirectly have limited voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Additionally, the Investors will grant an irrevocable proxy to the Company, as Manager of the Co-Issuer, to represent and to vote (whether in person or by written consent), the Securities for all purposes, including, without limitation, at any time for matters requiring a vote of the Class A Common Stockholders of the Company.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

What it Means to be a Minority Holder

Investors in our Class A Common Stock will have very limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Carlos Cruz	388,907,686 shares of Class B Common Stock	99.66%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock**	$100,000	10,000*	General Working Capital	March 6, 2024	Section 4(a)(2)
Class A Voting Common Stock (now Class B Common Stock)**	$50,000	50,000,000	General Working Capital	April 30, 2024	Section 4(a)(2)
Class A Common Stock***	$2,770,000	13,378,969	Product Development and General Working Capital	Various dares between September 11, 2024 and March 31, 2025	Regulation D Rule 506(b)
Class B Common Stock****	$168,000	439,918	Product Development and General Working Capital	December 31, 2024	Section 4(a)(2)

*The Company originally issued 10,000 shares of Common Stock in March 2024. In April 2024, the Company effected a 1 for 10,000 forward stock split for all outstanding shares of Common Stock and converted them into Class A Voting Common Stock. As such, the 10,000 shares of outstanding Common Stock on the date of the forward stock split became 100,000,000 shares of Class A Voting Common Stock prior to the Company's reorganizations noted in footnote ** below.

**On August 1, 2024, the Company reorganized its capital structure and converted all outstanding Class A Voting Common Stock into Class B Common Stock on a 1 for 0.40 per share basis. Additionally, on August 26, 2024, the Company filed a further amendment to its Certificate of Incorporation and effected a 1 for 1.50 per share forward stock split for all outstanding Class B Common Stock. Further, on November 1, 2024, the Company filed an additional amendment to its Certificate of Incorporation and effected a 1 for 3.287671 per share forward stock split for all outstanding Class A Common Stock and Class B Common Stock. Lastly, on January 7, 2025, the Company filed another amendment to its Certificate of Incorporation and effected a 1 for 1.309280 per share forward stock split for all outstanding Class A Common Stock and Class B Common Stock. As such, as of the date of this Form C/A, the shares issued above now represent 388,467,768 shares of Class B Common Stock.

***Based on the forward stock splits mentioned in FN ** above since November 1, 2024, the shares issued now represent, when combined with shares issued after such date, 13,378,969 shares of Class A Common Stock. This figure includes 193,660 bonus shares of Class A Common Stock that were issued for no additional consideration.

****The number of shares reflects the January 7, 2025 forward stock split noted in FN ** above.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C/A, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G</u>.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of approximately $249,025 in cash and cash equivalents, leaving the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Company is concurrently raising additional capital by offering to sell up to $10,000,000 in Class A Common Stock to accredited investors outside of this Offering. No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the concurrent private offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering and its concurrent private offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of $200,459,958. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

This material amendment is filed to (i) extend the Offering Deadline to December 31, 2025; (ii) update the Exhibit G-Financials with fiscal year 2024 audited financials for each of the Issuer and Co-Issuer; and (iii) update the Capitalization and Ownership, Financial Information and Previous Offerings sections.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Information regarding the progress towards meeting the Target Offering Amount in this Offering may be found at https://invest.vittori.com.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.vittori.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Vittori Inc.	
(Issuer)	
By:/s/Carlos Cruz	
(Signature)	
Carlos Cruz	
(Name)	
Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Carlos Cruz	
(Signature)	
Carlos Cruz	
(Name)	
Director	
(Title)	
April 16, 2025	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)



Why Invest
Opportunity
AI Hypercar
FAQ
Discussion
Invest Now
Invest in the Future of
AI-Powered Hypercars
Vittori reinvents the luxury driving experience with innovative AI-powered engineering and manufacturing, as part of its roadmap to become a leader in the luxury car industry.
Become a Vittori shareholder today:
Invest Now
$400
Min. Investment
$0.50
Share Price
SEC Filings
Offering Circular
Investor Education

Why Invest in Vittori
1
AI-First Hypercar
Leading AI technologies for unparalleled driving experience
2
$2.79T Market by 2032 3
A large, growing market of luxury cars worldwide
3
Superior Performance
Blistering fast. Long battery range. AI-powered
4
New Category
Innovating a new category of AI-powered hypercars
5
AI Manufacturing
Strong cash flow potential from producing AI-manufactured components and parts for OEMs and the aftermarket.
6
Affluent Buyers
High-net-worth buyers are more resistant to economic cycles

A New, Growing **AI-Powered Hypercar Category**

Affluent buyers are always seeking for new, cutting-edge technologies to take the driving experience to new heights. In the "old days," established brands such as Porsche or Ferrari are entrenched in the public's mindshare. Not anymore. With the rise of EVs and AI, consumers are eager to try new brands, creating a trillion-dollar opportunity for disruptive companies like Vittori.

CLASSIC LUXURY CAR BRANDS

✖ Stuck with an outdated mentality and lack of tech-focused talent in the company

✖ Factories are not designed to manufacture innovative cars (and are stuck with unionized workers)

✖ Lack singular focus on ultra-high-net-worth consumers

✖ Conservative, boring driving experience

VITTORI'S AI-POWERED HYPERCAR

✔ Tech-first company building a disruptive car with astonishing AI technologies

✔ Lean cost structure by partnering with world-class engine builders and additive manufacturing giants

✔ 100% focus on ultra-high-net-worth consumers leads to unmatched understanding of their desires

✔ Mind blowing driving experience that's unrivaled by almost all cars

Invest Now



Market Opportunity:
Operating in 3 High-Growth Markets

Customer Electric Market by 2025	Worldwide AI Market by 2030	Global Luxury Car Market by 2032
$951B	**$827B**	**$2.79T**
+13.70% CAGR	+28.46% CAGR	+10.1% CAGR
SOURCE [1]	SOURCE [2]	SOURCE [3]

Invest Now





Data-Driven
Marketing Strategy

About **95% of the affluent buyers** are willing to switch brands [4], giving Vittori's precision marketing strategy an opportunity to targe ultra-high-net-worth individuals around the world with personalized experiences and exclusive events to convert brand loyalty.

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44%	95%	51%	30%	70%
Ready to transition to all-electric vehicles	Willing to switch brands	Innovation as a differentiator	Valuing exclusivity and an immersive experience	Willing to switch to EV during next purchase

SOURCE [4]

PRODUCT



Turbio

Vittori's all-new AI hypercar – a masterpiece destined for immortality with enduring prestige for decades to come.

Invest Now

The images and designs displayed on this page are for illustrative purposes only. The final design and features of Turbio are subject to change as we continue to innovate and improve our products. The specifications, colors, and overall design may be modified prior to the official release.







Drives Like A Road-Legal Race Car

Drives Like A Road-Legal Race Car

Torque **1,900** Nm	Power **900** hp	0 to 60 MPH in **2.5** seconds	Top Speed **220** mph
6.5-Liter **V12** Engine	Battery Capacity **3.8** kWh	Rear P2-P3 eMotor **110kW** @10000 rpm	Front e-axle **220kW** @3500 rpm



AI-Powered and Additive Manufacturing

Vittori's expertise in AI-powered and additive manufacturing enables it to build a sustainable business by producing high-quality components for Original Equipment Manufacturers (OEMs) and the aftermarket. This approach leverages advanced technology to efficiently create precision parts, potentially generating a substantial cash flow stream and adding significant value for shareholders.

Invest Now

Invest In the Future of AI-Powered Hypercars:

Unlock 10% bonus Class A Common Stock when the Offering hits $5M —rewarding your investment at the close!

Invest Now

FAQ

Why invest in startups? ✕

Regulation CF allows investors to invest in start-ups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest? ✕

Accredited Investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth? ✕

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment? ✕

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering? ✕

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky? ✕

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back? ✕

The Common Stock (the "Shares") of Vittori Inc. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares? +

Can I sell my shares? ✕

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period: ✕

In the event of death, divorce, or similar circumstance, securities can be transferred to:

- The company that issued the securities

- An accredited investor

- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding goal? ✕

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

How can I learn more about a company's offering? +

What if I change my mind about investing? +

How can I learn more about a company's offering? ✕

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

What if I change my mind about investing? ✕

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How do I keep up with how the company is doing? ✕

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities? ✕

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.



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SOURCES:

[1] Electric Vehicle Market Global Forecast to 2030

[2] Artificial Intelligence - Worldwide

[3] The global luxury car market size was valued at $1.17 trillion in 2023 & is projected to grow from $1.29 trillion in 2024 to $2.79 trillion by 2032

[4] BEVolution of luxury vehicles: How customer preferences are changing the luxury vehicle market

---

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC , located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck .
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Vittori Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's accompanying Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC , located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck .
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Vittori Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's accompanying Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

EXHIBIT C
Subscription Agreement between Co-Issuer and Investor
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Vittori CF Investors SPV I, LLC
        c/o Vittori Inc.
        2100 Geng Road, Suite 210
        Palo Alto, CA 94303

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of Vittori CF Investors SPV I, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class A Common Stock to be acquired from Vittori Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Class A Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $3,135,488.00 (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 25, 2025 (the "**Termination Date**"). Providing that subscriptions for $10,000.00 worth of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement; Grant of Irrevocable Proxy to Manager of Company.

(a)   By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

(b)   By executing this Subscription Agreement and becoming a party to the Operating Agreement of the Company, the Subscriber agrees to constitute and appoint the Manager as the proxy for the Subscriber, and grants a power of attorney to the Manager of the Company (the "**Proxyholder**"), with full power of substitution, and hereby authorizes the Proxyholder to represent and to vote (whether in person or by written consent), the Securities for all purposes, including, without limitation, at any time at any meeting of the members of the Company, however called, and in connection with any action by written consent of the members of the Company and for any matters of the Issuer for which Class A Common Stockholders vote. Such proxy granted by the Subscriber to the Proxyholder shall be irrevocable.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. <u>Representations and Warranties of the Company and Crowdfunding Issuer</u>. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing</u>. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>. The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer as at April 30, 2024 and the related statements of operations, changes in member's deficit and cash flows from inception through the year ended April 30, 2024 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. AliceCPA, who has provided the audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had audited inception financials (the "**Inception Financial Statements**") reviewed by SetApart FS, an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the

Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF VITTORI INC. ("VITTORI"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN VITTORI AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT VITTORI'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class A Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class A Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8. Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this

Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Dover, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Dover, State of Delaware. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Vittori CF Investors SPV I, LLC
c/o Vittori Inc.
2100 Geng Road, Suite 210
Palo Alto, CA 94303

If to the Crowdfunding Issuer, to:

Vittori Inc.
2100 Geng Road, Suite 210
Palo Alto, CA 94393

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Vittori, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class A Common Stock of Vittori, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Class A Common Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual: ☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant
	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber:
	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
(Telephone Number)	EIN of account:
(Offline Investor) (E-Mail Address)	Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Vittori, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Vittori, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class A Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
	(k.1)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
	(k.2)	Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or
☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Class A Common Stock	Issuer: Vittori, Inc. (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Vittori, Inc.** Address: 2100 Geng Road, Suite 210, Palo Alto, CA 94303 Contact: Vittori Investor Relations Email: invest@vittorimotors.com **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Vittori, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                    By:

                                                    (Signature)

                                                    Name:

                                                    (If signing on behalf of entity)

                                                    Title:

                                                    (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.

Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Vittori, Inc.'s offering.

I certify that:

    1. I, , am the trustee of the ("Trust") (the "**Trustee**")

    2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Vittori, Inc.'s offering;

    3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

    4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Co-Issuer Operating Agreement
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

VITTORI CF INVESTORS SPV I, LLC

This **LIMITED LIABILITY COMPANY AGREEMENT** (the "**Agreement**") of Vittori CF Investors SPV I, LLC, a Delaware limited liability company (the "**Company**") is entered into as of August 29, 2024 by and among the Company, Vittori Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Vittori Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Manager to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   Name. The name of the Company is Vittori CF Investors SPV I, LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 8 The GRN STE B, Dover, Delaware 19901 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable.

An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding sixty-six percent (66%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   <u>No Personal Liability: Members; Manager</u>.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   <u>Indemnification</u>.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   <u>Inspection Rights</u>. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available 9 the same such information of the Crowdfunding Issuer, with each Member acknowledging that the Company is subject to the provisions of the Amended and Restated Investor Rights Agreement of the Crowdfunding Issuer.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 66% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Interests of the Company shall appoint a new Tax Matters Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 66% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on August 29, 2024.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended. 12

(e)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, Vittori Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Shares of Class A Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	8 The GRN STE B
	Dover, Delaware 19901
	Email: carlos@vittori.com
	Attention: Carlos Cruz, CEO of Vittori Inc.

If to the Manager:	8 The GRN STE B
	Dover, Delaware 19901
	Email: carlos@vittori.com
	Attention: Carlos Cruz, CEO of Vittori Inc.

| **If to a Member**: | To the Member's respective mailing address as set forth on the Members Schedule. |

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 66% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13   <u>No Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

VITTORI CF INVESTORS SPV I, LLC

By: Vittori Inc., a Delaware corporation,

Its Manager

By: _____

Name: Carlos Cruz

Title: CEO

[SIGNATURE PAGE TO VITTORI CF INVESTORS SPV I, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Certificate of Incorporation and Amendments Thereto
(Attached)

FIFTH CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

VITTORI INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Vittori Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

1. This Fifth Certificate of Amendment (the "**Fifth Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on March 6, 2024 (the "**Certificate of Incorporation**").

2. That the Board of Directors of this Corporation (the "**Board**") duly adopted resolutions proposing to amend the Certificate of Incorporation of this Corporation, declaring said amendment to be advisable and in the best interests of this Corporation and its stockholders, authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Certificate of Incorporation of this Corporation be amended by deleting ARTICLE FOURTH - Stock in its entirety and replacing it with the following:

"FOURTH - Stock:

(A)   **Authorized Shares**. The total number of shares that the Corporation is authorized to issue is Five Hundred Million (500,000,000) shares of common stock, par value $0.001 per share ("***Common Stock***"), of which (i) One Hundred Million (100,000,000) shares are designated as Class A Common Stock, par value $0.001 per share (the "***Class A Common Stock***"), and (ii) Four Hundred Million (400,000,000) shares are designated as Class B Common Stock, par value $0.001 per share (the "***Class B Common Stock***").

All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise set forth in this ARTICLE FOURTH.

(B)   **Common Stock**. Except as otherwise provided herein or as may otherwise be provided by Applicable Law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, when and as declared by the Board of Directors of Directors out of assets legally available therefor, and (ii) in the event of any voluntary or involuntary distribution of assets upon a Liquidation or otherwise, the right to receive ratably and equally (based upon the number of shares of Common Stock held by such holders) all the assets and funds of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation.

Voting.

(1)   General. All classes and series of Common Stock shall vote together as a single class.

(2)   Class A Common Stock. Each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder.

(3)   Class B Common Stock. Each outstanding share of Class B Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held by such holder.

(C)   **Stock Split**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the DGCL of this Fifth Amended and Restated Certificate of Incorporation, (a) each share of the Corporation's Class A Voting Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into **1.309280** shares of Class A Voting Common Stock; and (b) each share of the Corporation's Class B Non-Voting Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into **1.309280** shares of Class B Non-Voting Common Stock (collectively, the "**Stock Split**"). Each certificate that immediately prior to the Effective Time represented shares of Class A Voting Common Stock ("**Class A Voting Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Voting Common Stock into which the shares of Class A Voting Common Stock represented by the Class A Voting Common Stock Old Certificates shall have been converted. Additionally, each certificate that immediately prior to the Effective Time represented shares of Class B Non-Voting Common Stock ("**Class B Non-Voting Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class B Non-Voting Common Stock into which the shares of Class B Non-Voting Common Stock represented by the Class B Non-Voting Common Stock Old Certificates shall have been converted."

*   *   *

3.   The foregoing amendment was approved by the holder of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 6th day of January, 2025.

By: _____

Name: Carlos Cruz

Title: Chief Executive Officer

FOURTH CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

VITTORI INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Vittori Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

1. This Third Certificate of Amendment (the "**Third Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on March 6, 2024 (the "**Certificate of Incorporation**").

2. That the Board of Directors of this Corporation (the "**Board**") duly adopted resolutions proposing to amend the Certificate of Incorporation of this Corporation, declaring said amendment to be advisable and in the best interests of this Corporation and its stockholders, authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Certificate of Incorporation of this Corporation be amended by deleting ARTICLE FOURTH - Stock in its entirety and replacing it with the following:

"FOURTH - Stock:

(A)   **Authorized Shares**. The total number of shares that the Corporation is authorized to issue is Five Hundred Million (500,000,000) shares of common stock, par value $0.001 per share ("***Common Stock***"), of which (i) One Hundred Million (100,000,000) shares are designated as Class A Common Stock, par value $0.001 per share (the "***Class A Common Stock***"), and (ii) Four Hundred Million (400,000,000) shares are designated as Class B Common Stock, par value $0.001 per share (the "***Class B Common Stock***").

All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise set forth in this ARTICLE FOURTH.

(B)   **Common Stock**. Except as otherwise provided herein or as may otherwise be provided by Applicable Law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, when and as declared by the Board of Directors of Directors out of assets legally available therefor, and (ii) in the event of any voluntary or involuntary distribution of assets upon a Liquidation or otherwise, the right to receive ratably and equally (based upon the number of shares of Common Stock held by such holders) all the assets and funds of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation.

Voting.

(1)   General. All classes and series of Common Stock shall vote together as a single class.

(2)   Class A Common Stock. Each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder.

(3)   Class B Common Stock. Each outstanding share of Class B Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held by such holder.

(C)   **Stock Split**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the DGCL of this Third Amended and Restated Certificate of Incorporation, (a) each share of the Corporation's Class A Voting Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into **3.29670** shares of Class A Voting Common Stock; and (b) each share of the Corporation's Class B Non-Voting Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into **3.29670** shares of Class B Non-Voting Common Stock (collectively, the "**Stock Split**"). Each certificate that immediately prior to the Effective Time represented shares of Class A Voting Common Stock ("**Class A Voting Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Voting Common Stock into which the shares of Class A Voting Common Stock represented by the Class A Voting Common Stock Old Certificates shall have been converted. Additionally, each certificate that immediately prior to the Effective Time represented shares of Class B Non-Voting Common Stock ("**Class B Non-Voting Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class B Non-Voting Common Stock into which the shares of Class B Non-Voting Common Stock represented by the Class B Non-Voting Common Stock Old Certificates shall have been converted."

*   *   *

3.   The foregoing amendment was approved by the holder of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 1st day of November, 2024.

By: _____
Name: Carlos Cruz
Title: Chief Executive Officer

THIRD CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

VITTORI INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Vittori Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

1. This Third Certificate of Amendment (the "**Third Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on March 6, 2024, as amended on April 30, 2024 and August 1, 2024, respectively (collectively, the "**Certificate of Incorporation**").

2. That the Board of Directors of this Corporation (the "**Board**") duly adopted resolutions proposing to amend the Certificate of Incorporation of this Corporation, declaring said amendment to be advisable and in the best interests of this Corporation and its stockholders, authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

   NOW, THEREFORE, BE IT RESOLVED, that the Certificate of Incorporation of this Corporation be amended by deleting ARTICLE FOURTH – Stock, Section (C) in its entirety and replacing it with the following:

   "(C)   **Stock Split**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the DGCL of this Third Certificate of Amendment, each share of the Corporation's Class B Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into **1.5** shares of Class B Common Stock (the "**Class B Stock Split**"). Each certificate that immediately prior to the Effective Time represented shares of Class B Common Stock ("**Class B Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class B Common Stock into which the shares of Class B Common Stock represented by the Class B Common Stock Old Certificates shall have been converted."

   *   *   *

3. The foregoing amendment was approved by the holder of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 26th day of August, 2024.

By: _____

Name: Carlos Cruz

Title: Chief Executive Officer

SECOND CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

VITTORI INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Vittori Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

1. This Second Certificate of Amendment (the "**Second Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on March 6, 2024, as amended on April 30, 2024 (collectively, the "**Certificate of Incorporation**").

2. That the Board of Directors of this Corporation (the "**Board**") duly adopted resolutions proposing to amend the Certificate of Incorporation of this Corporation, declaring said amendment to be advisable and in the best interests of this Corporation and its stockholders, authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Certificate of Incorporation of this Corporation be amended by deleting ARTICLE FOURTH - Stock in its entirety and replacing it with the following:

"FOURTH - Stock:

(A)   **Authorized Shares**. The total number of shares that the Corporation is authorized to issue is One Hundred Fifty Million (150,000,000) shares of common stock, par value $0.001 per share ("*Common Stock*"), of which (i) Forty Five Million (45,000,000) shares are designated as Class A Common Stock, par value $0.001 per share (the "*Class A Common Stock*"), and (ii) One Hundred and Five Million (105,000,000) shares are designated as Class B Common Stock, par value $0.001 per share (the "*Class B Common Stock*").

All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise set forth in this ARTICLE FOURTH.

(B)   **Common Stock**. Except as otherwise provided herein or as may otherwise be provided by Applicable Law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, when and as declared by the Board of Directors of Directors out of assets legally available therefor, and (ii) in the event of any voluntary or involuntary distribution of assets upon a Liquidation or otherwise, the right to receive ratably and equally (based upon the number of shares of Common Stock held by such holders) all the assets and funds of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation.

Voting.

(1)   General. All classes and series of Common Stock shall vote together as a single class.

(2)   Class A Common Stock. Each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder.

(3)   Class B Common Stock. Each outstanding share of Class B Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held by such holder.

(C)   **Conversion**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the DGCL of this Second Certificate of Amendment, each share of the Corporation's Class A Voting Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into **0.40** shares of Class B Common Stock having a par value of $0.001 per share (the "**Conversion**"). Each certificate that immediately prior to the Effective Time represented shares of Class A Voting Common Stock ("**Class A Voting Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class B Common Stock into which the shares of Class A Voting Common Stock represented by the Class A Voting Common Stock Old Certificates shall have been converted."

*   *   *

3.   The foregoing amendment was approved by the holder of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4.   The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

5.   All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 1st day of August, 2024.

By: _____

Name: Carlos Cruz

Title: Chief Executive Officer

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

VITTORI INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Vittori Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on March 6, 2024 (the "**Certificate of Incorporation**").

2. That the Board of Directors of this Corporation (the "**Board**") duly adopted resolutions proposing to amend the Certificate of Incorporation of this Corporation, declaring said amendment to be advisable and in the best interests of this Corporation and its stockholders, authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Certificate of Incorporation of this Corporation be amended by deleting ARTICLE FOURTH - Stock in its entirety and replacing it with the following:

"FOURTH - Stock:

(A)   **Authorized Shares**. The total number of shares that the Corporation is authorized to issue is Two Hundred Fifty Million (250,000,000) shares of common stock, par value $0.001 per share ("***Common Stock***"), of which (i) One Hundred Fifty Million (150,000,000) shares are designated as Class A Voting Common Stock, par value $0.001 per share (the "***Class A Voting Common Stock***"), and (ii) One Hundred Million (100,000,000) shares are designated as Class B Non-Voting Common Stock, par value $0.001 per share (the "***Class B Non-Voting Common Stock***").

All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise set forth in this ARTICLE FOURTH.

(B)   **Common Stock**. Except as otherwise provided herein or as may otherwise be provided by Applicable Law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, when and as declared by the Board of Directors of Directors out of assets legally available therefor, and (ii) in the event of any voluntary or involuntary distribution of assets upon a Liquidation or otherwise, the right to receive ratably and equally (based upon the number of shares of Common Stock held by such holders) all the assets and funds of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation.

    (1)   <u>Class A Voting Common Stock</u>. Except as set forth herein or as otherwise required by law, each outstanding share of Class A Voting Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held by such holder. The Class A Voting Common Stock shall possess full and complete voting power for the election of directors.

    (2)   <u>Class B Non-Voting Common Stock</u>. Except as required by law, each outstanding share of Class B Non-Voting Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Class B Non-Voting Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(C)   **Stock Split**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the DGCL of this Certificate of Amendment, each share of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into Ten Thousand (10,000) fully-paid and non-assessable shares of Class A Voting Common Stock having a par value of $0.001 per share (the "**Stock Split**"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Voting Common Stock into which the shares of Common Stock represented by the Common Stock Old Certificates shall have been converted."

*   *   *

3.   The foregoing amendment was approved by the holder of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4.   The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

5.   All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 30th day of April, 2024.

By: _____

Name: Carlos Cruz

Title: Chief Executive Officer

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

FIRST - Name

The name of the Corporation is:
Vittori Inc.

SECOND – Registered Agent

Its registered office in the State of Delaware is to be located at 8 The Green, Suite B, in the City of Dover County of Kent Zip Code 19901. The registered agent in charge thereof is Northwest Registered Agent Service, Inc.

THIRD - Purpose

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH - Stock

The amount of the total stock of this corporation is authorized to issue is 10,000 shares (number of authorized shares) with a par value of $1.00 per share.

FIFTH - Incorporator

The name and mailing address of the incorporator are as follows:

Northwest Registered Agent Service, Inc.
8 The Green, Suite B, Dover, DE 19901

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 6th day of March, A.D. 2024.

Name: Northwest Registered Agent Service, Inc., Incorporator

BY: Nat Smith
Nat Smith, Assistant Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:14 AM 03/06/2024
FILED 10:14 AM 03/06/2024
SR 20240899588 - File Number 3216105

EXHIBIT F
By-Laws
(Attached)

CORPORATE BYLAWS
of

Vittori Inc.

ARTICLE I
Company Formation

1.01. **FORMATION.** This Corporation is formed pursuant to the the laws of the State of <u>Delaware</u>.

1.02. **CORPORATE CHARTER COMPLIANCE.** The Board of Directors (the "Board") acknowledges and agrees that they caused Articles of Incorporation to be filed with the relevant state authority and all filing fees have been paid and satisfied.

1.03. **REGISTERED OFFICE & REGISTERED AGENT.** The registered office of the corporation shall be as stated in the Articles of Incorporation, unless amended. The address of the registered office may be changed from time to time. The Corporation must maintain a statement of acceptance from the Corporation's current registered agent.

1.04. **OTHER OFFICES.** The Corporation may have other offices as selected by the Board.

1.05. **CORPORATE SEAL.** The Board may adopt a corporate seal with the form and inscription of their choosing. The adoption and use of a corporate seal is not required.

1.06. **PURPOSE.** This Corporation is formed to engage in any lawful business purpose.

1.07. **ADOPTION OF BYLAWS.** These corporate bylaws are adopted on behalf of the Corporation.

ARTICLE 2
Board of Directors

2.01. **INITIAL MEETING OF THE BOARD.** The Board has conducted and completed the initial meeting necessary to begin the business operations of the Corporation, including the adoption of these Bylaws.

2.02. **POWERS AND NUMBERS.** The management of all the Corporation's affairs, property, and interests shall be managed by or under the direction of the Board. The Board of the Corporation shall be comprised of the number of directors listed in the Articles of Incorporation, unless expressly altered by these Bylaws. The Board consists of members who are elected for a term of <u>one (1) year</u>, and hold office until their successors are duly elected and qualified at the following annual shareholder meeting. Directors need not be shareholders or residents of the state in which the Corporation was formed.

2.03. **DIRECTOR LIABILITY.** Each director is required, individually and collectively, to act in good faith, with reasonable and prudent care, and in the best interest of the Corporation. If a director acts in such a manner, then they shall be immune from liability arising from official acts on behalf of the Corporation.

Directors who fail to comply with this section of these Bylaws shall be personally liable to the Corporation for any improper distributions and as may otherwise be described in these Bylaws.

2.04. **CLASSES OF DIRECTORS.** *Until such time as these Bylaws are accordingly amended, the Corporation does not have classes of directors, and does not elect to have staggered terms.*

2.05. **CHANGE OF NUMBER.** The number of directors may be increased or decreased at any time by amendment of these Bylaws, pursuant to the process outlined in Article 10 of these Bylaws. A decrease in number does not have the effect of shortening the term of any incumbent director. In the event the established number of directors is decreased, the directors shall hold their positions until the next shareholder meeting occurs and new directors are elected and qualified.

2.06. **ELECTION & REMOVAL OF DIRECTORS.** Directors are to be voted on and elected at each annual shareholder meeting, unless a special meeting is expressly called to remove a director and/or fill a vacancy. Any member(s) of the Board, including the entire Board, may be removed by an affirmative vote by the holders of a majority of shares entitled to vote at any meeting of shareholders called expressly for that purpose. In the event that a director is elected, but is not yet qualified to hold office, then the previous director shall holdover until such time that the newly elected director is so qualified.

2.07. **VACANCIES.** All vacancies in the Board may be filled by the affirmative vote of a majority of the remaining directors, *provided* that any such director who fills a vacancy is qualified to be a director and shall only hold the office until a new director is elected by the shareholders at the next meeting of the shareholders. Any vacancy to be filled due to an increase in the number of directors may be filled by the Board for a term lasting until the next annual election of directors by the shareholders at the annual meeting or a special meeting called for the purpose of electing directors. Any director elected by the shareholders to fill a vacancy which results from the removal of a director shall serve the remainder of the annual term of the removed director and until a successor is elected by the shareholders and qualified.

Any director who fills a vacancy on the Board shall not be considered unqualified or disqualified solely by virtue of being an interim director.

2.08. **REGULAR MEETINGS.** The meetings of the Board or any committee may be held at the Corporation's principal office or at any other place designated by the Board or its committee, including by means of remote communication. The annual meeting of the Board will be held without notice immediately after the adjournment of the annual meeting of shareholders.

2.09. **SPECIAL MEETINGS.** Special meetings of the Board may be held at any place and at any time and may be called by the Chairman of the Board, the President, Vice President, Secretary, or Treasurer, or at least two directors. Any special meeting of the Board must be preceded by at least forty-eight hours' notice of the date, time, place, and purpose of the meeting, unless these Bylaws require otherwise.

2.10. **ACTION BY DIRECTORS WITHOUT A MEETING.** Any action which may be taken at a meeting of the Board, or its committee, may be taken without a meeting, *provided* all directors or committee members unanimously agree, and such unanimous consent is filed with the minutes of the proceeding and sets forth the action taken taken by the Board.

2.11. **NOTICE OF MEETINGS.** The regular meetings of the Board shall be held without notice of the date, time, place, or purpose of the meeting, provided the meeting of the Board follows the adjournment of the annual shareholder meeting. Notice may be given personally, by facsimile, by mail, or in any other lawful manner, so long as the method for notice comports with Article 8 of these Bylaws. Oral notification is sufficient only if a written record of the notice is included in the Corporation's minute book. Notice is effective at the earliest of:

    a.   Receipt;

    b.   Delivery to the proper address or telephone number of the director(s) as shown in the Corporation's records; or

    c.   Five days after its deposit in the United States mail, as evidenced by the postmark, if correctly addressed and mailed with first-class postage prepaid.

2.12. **QUORUM.** A simple majority of the Board constitutes a quorum, and a quorum is necessary at all meetings to constitute a quorum to transact business.

2.13. **DIRECTORS, MANNER OF ACTING.** The act of the majority of the Board present at a meeting at which a quorum is present when the vote is taken shall be the act of the Board unless the Articles of Incorporation require a greater percentage.

2.14. **WAIVER OF NOTICE.** A director waives the notice requirement if that director attends or participates in the meeting, unless a director attends for the express purpose of promptly objecting to the transaction of any business because the meeting was not lawfully called or convened. A director may waive notice by a signed writing, delivered to the Corporation for inclusion in the minutes before or after the meeting.

2.15. **REGISTERING DISSENT.** A director who is present at a meeting at which an action on a corporate matter is taken is presumed to have assented to such action, unless the director expressly dissents to the action. A valid dissent must be entered in the meeting's minutes, filed with the meeting's acting Secretary before its adjournment, or forwarded by registered mail to the Corporation's Secretary within twenty-four (24) hours after the meeting's adjournment. These options for dissent do not apply to a director who voted in favor of the action or failed to express such dissent at the meeting.

2.16.   **EXECUTIVE AND OTHER COMMITTEES.** The Board may create committees to delegate certain powers to act on behalf of the Board, *provided* the Board passes a resolution indicating such creation or delegation. The Board may delegate to a committee the power to appoint directors to fill vacancies on the Board. All committees must record regular minutes of their meetings and keep the minute book at the corporation's office. The creation or appointment of a committee does not relieve the Board or its members from their standard of care described in Section 2.03 of these Bylaws.

Notwithstanding the power to create committees, no committee may be empowered to issue shares, recommend shareholder actions, nor amend these Bylaws.

2.17.   **REMUNERATION.** The Board may adopt a resolution which results in directors being paid a reasonable compensation for their services rendered as directors of the Corporation. Directors may also be paid a fixed sum and expenses, if any, for attendance at each regular or special meeting of such Board. Nothing contained in these Bylaws precludes a director from receiving compensation for serving the Corporation in any other capacity, including any services rendered as an officer or employee. If the Board accordingly passes a resolution, then committee members may be allowed like compensation for attending committee meetings.

A resolution of the Board that grants compensation to a director may be challenged by a shareholder, provided the shareholder requests a special shareholder meeting specifically addressing the resolution related to director compensation. Any Board resolution that relates to director compensation can be overturned by a majority vote of shareholders.

2.18.   **LOANS.** The Corporation may not make loans to the directors, unless first approved by the holders of two-thirds of the voting shares. The Corporation may not make loans secured by its own shares.

2.19.   **ADVANCE EXPENSE.** The Corporation shall pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding which arises from the business operations of the Corporation.

2.20.   **INDEMNIFICATION.** Provided the director complies with the standard of care described in Section 2.03 of these Bylaws, the Corporation shall indemnify any director made a party to a proceeding, brought or threatened, as a consequence of the director acting in their official capacity.

2.21.   **ACTION OF DIRECTORS BY COMMUNICATIONS EQUIPMENT.** Any action which may be taken at a meeting of the Board, or a committee, may be taken by means of a telephone or video conference or similar communications equipment which allows all persons participating in the meeting to hear each other at the same time. A director participating in a meeting by this means is deemed to be present in person at the meeting.

ARTICLE 3
Shares

3.01. **AUTHORITY TO ISSUE.** The Corporation is authorized to issue any class of shares or securities convertible into shares of any class. Before any shares of the Corporation may be issued, the Board must pass a resolution which authorizes the issuance, sets the minimum consideration for the shares or security (or a formula to determine the minimum consideration), and fairly describes any non-monetary consideration. The authorized number of shares shall be as listed in the Corporation's Articles of Incorporation.

3.02. **RESTRICTIONS.** Shares may only be issued in accordance with the Corporation's Articles of Incorporation, and through the process described in these Bylaws. Any issuance of shares in excess of the amount described in the Articles of the Corporation must be authorized by the Board and approved by the affirmative vote by a majority of shareholders. Any restriction on the transferability of shares shall be fully furnished to the shareholder, upon shareholder request, and without any charge to the shareholder.

No shareholder has a preemptive right to subscribe to any subsequent or additional issuance of shares.

3.03. **SHARE CERTIFICATES.** The Corporation need not provide shareholders any share certificates that certify the shares of the Corporation's shares held by the shareholder. Consequently, the Board may authorize the issuance of some or all shares of any class or series of shares without certificates, provided that the Board shall provide to a shareholder, upon that shareholder's request, a written statement that contains the information required to be on share certificates.

If share certificates are issued, then each share certificate must contain on its face:

a.   The name and state of formation of the Corporation;
b.   The name of the shareholder (or person to whom the shares are issued);
c.   The class of shares and the number of shares it represents;
d.   The signature of the president, vice president, chief executive officer, chief operating officer, chief financial officer, chairman of the Board, _or_ vice-chairman of the Board; and
e.   The counter signature of the Secretary, assistant secretary, treasurer, assistant treasurer, or any other officer.

For the sake of clarity, in the event that an individual serves multiple roles within the Corporation, that person *cannot* countersign any document which that person has already signed in their official or individual capacity. If an officer who has signed or whose facsimile signature appears on any share certificate ceases to be an officer before the certificate is issued to the shareholder, it may be issued by the Corporation and is valid as if the person were an officer on the date of issuance. The certificate may be sealed with the Corporation's seal.

3.04. **MUTILATED, LOST, OR DESTROYED CERTIFICATES.** In the instance of any mutilation, loss, or destruction of any share certificate, another may be issued in its place on proof of such mutilation, loss or destruction. The Board may impose conditions on such issuance and may require the giving of a satisfactory bond or indemnity to the Corporation. The Board may establish other procedures as they deem necessary.

3.05. **FRACTIONAL SHARES OR SCRIP.** The Corporation may:

   a. Issue fractions of a share which entitle the holder to exercise voting rights, to receive dividends, and to participate in any of the Corporation's assets in the event of liquidation;
   b. Arrange for the disposition of fractional interests by those entitled thereto;
   c. Pay the fair market value, in cash, of fractions of a share as of the time when those entitled to receive such shares are determined; or
   d. Issue scrip in a form which entitles the holder to receive a certificate for the full share upon surrender of such scrip aggregating a full share.

3.06. **TRANSFER.** So long as there is no transferability restriction on the shares, as described in Section 3.02 of these Bylaws, the shares of the Corporation are freely transferable. Transfers of shares must be made upon the corporation's share transfer books. Share transfer books shall be kept in the manner described in Article 7 of these Bylaws.

Before a new certificate is issued, the old certificate must be surrendered for cancellation. The Board may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register, and to record transfers or shares therein.

3.07. **REGISTERED OWNER.** The Corporation shall recognize an individual as the registered owner of given shares, *provided* that individual is determined as the shareholder of record by the record date as set out in Sections 4.08 and 4.09 of these Bylaws. Shareholders may agree to confer the right to vote or represent their shares to third parties, including trustees, proxies, or fiduciaries. The Board may resolve to adopt a procedure by which a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the shareholder's name are held for the account of a specified person or persons. The resolution must set forth:

   a. The classification of shareholders who may certify;
   b. The purpose or purposes for which the certification may be made;
   c. The form of certification and information to be contained therein;
   d. If the certification is with respect to a record date or closing of the share transfer books, the date within which the certification must be received by the Corporation; and
   e. Other provisions with respect to the procedure as are deemed necessary or desirable.

Upon receipt of a certification complying with this procedure, the Corporation must treat the persons specified in the certification as the holders of record for the number of shares specified in place of the shareholder making the certification.

3.08. **CLASSES OR SERIES OF SHARES.** Until such time that these Bylaws are amended accordingly, the shares of the Corporation are not classified, and are not in series. In the event the Board decides to classify or reclassify the shares or alter any shareholder rights or restrictions, then the Board shall cause an Amendment to its Articles of Incorporation to be filed with the relevant state authority. The Amendment to the Articles of Incorporation shall describe the rights and restrictions which are being modified or altered, along with a statement (if any) that the shares have been classified or reclassified. The Amendment to the Articles of Incorporation must be acknowledged and signed by either a director or an executive officer on behalf of the Board.

3.09. **SHARES OWNED BY THE CORPORATION.** Shares owned by the Corporation in another corporation may be voted by the officer, agent, or proxy chosen by the Board or, in the absence of such determination, by the President of the Corporation. The power to vote such shares is vested in the Board, however, the President is authorized to vote on the Corporation's behalf, only in the absence of a Board decision on how to vote. If the Board does render a decision related to the vote of shares, then the President is bound by the Board's decision.

The Corporation may vote or represent shares that it holds in itself, *provided* the Corporation holds such shares in a fiduciary capacity. If the Corporation holds shares in itself in such a fiduciary capacity, then such shares shall be counted in determining the total number of outstanding shares at a given time. If the Corporation holds shares in itself in a non-fiduciary capacity, then such shares shall be construed as authorized but unissued shares, and may not be represented or voted at a meeting of the shareholders.

ARTICLE 4
Shareholders

4.01. **SHAREHOLDER MEETING PLACE.** All shareholder meetings must be held at the Corporation's principal office or other place predetermined by the Board. Shareholders may participate in the meeting by means telephonic or video conference, *provided* the participants can hear each other in real time.

4.02. **ANNUAL MEETING TIME.** The annual shareholder meeting for the election of directors and the transaction of such other business properly before the meeting, must be held each year on January 15 , at the hour of 9:00 . If that date is a legal holiday, then the meeting must be held on the day following, at the same hour.

4.03. **ANNUAL MEETING – ORDER OF BUSINESS.** The order of business at the annual shareholder meeting is as follows:

   a.   Calling the meeting to order;

b.   Proof of notice of meeting (or filing of waiver);

c.   Reading of minutes of last annual meeting;

d.   Officer reports;

e.   Committee reports;

f.   Election of directors;

g.   Disclosures to Shareholders;

h.   Miscellaneous business.

4.04   **SPECIAL MEETINGS.** Special shareholder meetings, for any purpose, may be called at any time by the President, the Board, or the Secretary. The Secretary may only call a special shareholder meeting if the Secretary has received a written request from the holders of at least one-tenth of all shares entitled to vote at the meeting.

4.05.   **NOTICE.** The Secretary shall cause notice to be given to each shareholder of record at least ten (10) days, but no more than sixty (60) days, before the shareholders' meeting. Notice shall be by writing, electronic transmission, or by personal delivery, and shall state the time, place, and purpose of the meeting (including instructions for how to remotely or electronically attend and participate). Notice is considered given to a shareholder when it is personally provided to the shareholder, left at the shareholder's residence or usual place of business, mailed to the shareholder's address of record, or by electronic transmission to the shareholder's address or number of record on file with the Corporation. A single notice may be delivered to multiple shareholders sharing the same address, unless the Corporation receives a request from a shareholder that more than a single notice be delivered.

Notice by electronic transmission shall be considered ineffective if the Corporation is unable to deliver two consecutive notices and the individual responsible for sending notices to shareholders is made aware of the delivery failures. A shareholder meeting, and any actions taken by shareholders, shall not be invalidated due to an inadvertent failure to deliver notice.

4.06.   **WAIVER OF NOTICE.** A shareholder who is entitled to notice may waive the notice requirement if they provide a signed written waiver of the required notice, before or after the stated meeting time, or the shareholder is present at the meeting in person or by proxy.

4.07.   **ADJOURNED MEETING.** If any shareholder meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, and place if the new date, time, and place is announced at the meeting before adjournment. But if the adjournment is for more than thirty (30) days or if a new record date for the adjourned meeting is, or must be fixed, then notice must be given pursuant to the requirements of Section 4.05, to those persons who are shareholders as of the new record date.

4.08.   **SHAREHOLDER LIST.** At least ten (10) days before each shareholder meeting, a complete record of the shareholders entitled to vote at the meeting must be made and maintained in the books and records of the Corporation. This list must be arranged by voting group (if any), in alphabetical order, and include number of shares held by and the address of each shareholder and in a legible and reproducible format. This record must be kept on file at the Corporation's principal office for a period of ten (10) days prior to the meeting. The records must also be kept open for inspection at shareholder meetings.

4.09.   **CLOSING OF TRANSFER BOOKS & FIXING RECORD DATE.**   In order to determine which shareholders are entitled to notice of or to vote at any shareholder meeting, or any adjournment thereof, or entitled to receive payment of any dividend, the Board may require that the share transfer books must be closed for not more than twenty (20) days prior to the meeting.

Instead of closing the share transfer books, the Board may fix in advance a record date for determination of such shareholders. The record date must not be more than seventy (70) days or less than ten (10) days prior to the date of the meeting, adjournment, or payment.

4.10.   **SHAREHOLDER LIABILITY.**   Shareholders shall not be personally liable for the debts and acts of the Corporation solely due to the fact that the shareholders own shares of the Corporation. Nevertheless, shareholders *are* personally liable to the Corporation or its creditors for any delinquencies in payments of the agreed upon price or consideration for the shares. In the event that a subscription price or consideration for shares has not been fully paid, the following people are not personally liable for the unpaid balance:

a.   A transferee or assignee who acquires the shares or subscription in good faith and without knowledge or notice of the nonpayment;

b.   A person who holds the shares as a fiduciary, although the estate in the hands of the fiduciary is liable for the nonpayment; and

c.   A pledgee or other person who holds shares as security.

4.11.   **VOTING RIGHTS.**   Each outstanding share is entitled to one (1) vote on each matter submitted to a vote at a shareholder meeting, *provided* the shares are held in compliance with any payment plan, subscription, share purchase agreement, or fiduciary capacity.

Agreements between or among the shareholders of the Corporation which may limit, restrict, or otherwise affect the normal governance or operations of the Corporation, directors, officers, or shareholders are permitted. For the sake of clarity and to avoid future confusion, "normal governance or operations" shall include the rights to call meetings, vote on matters, and take action on behalf of the Corporation.

4.12.   **VOTING FOR DIRECTORS.** Unless otherwise provided in the Articles of Incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

4.13.   **PROXIES.**   A shareholder may vote either in person or by proxy, signed in writing by the shareholder or the shareholder's duly authorized attorney-in-fact. No proxy is valid after eleven (11) months from the date signed, unless the proxy states otherwise. A proxy is revocable by a shareholder at any time, unless the proxy states that it is irrevocable and is coupled with an interest.

4.14. **QUORUM.** When a majority of all outstanding shares which may vote on a given matter is present, in person or by proxy, a quorum exists for the purposes of the matter subjected to a vote. If a quorum is present at a shareholder meeting, then a majority vote of all shares comprising the quorum at the meeting is sufficient to approve or deny any matter properly brought before the meeting.

4.15. **ACTION BY SHAREHOLDERS WITHOUT A MEETING.** Any action which may be taken at any annual or special shareholder meeting may be taken without a meeting and without prior notice if one or more shareholders entitled to vote on the matter consent to the action in writing, setting forth the action so taken and at least the minimum number of votes necessary to take such action. Such consent must also be signed by all the shareholders which support such action and consent. In the event any consent to action without a shareholder meeting is submitted to the Corporation is deficient under this Section of these Bylaws, the Corporation may notify shareholders of the pending action.

4.16. **CORPORATION'S ACCEPTANCE OF VOTES.** The Corporation shall accept votes by the shareholders in the following manner:

a. If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a shareholder, the corporation if acting in good faith is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholders.

b. If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of its shareholder, the corporation if acting in good faith is nevertheless entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder if:

i. the shareholder is an entity and the name signed purports to be that of an officer or agent of the entity;

ii. the name signed purports to be that of an administrator, executor, guardian, or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

iii. the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

iv. the name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, or proxy appointment;

v.   two or more persons are the shareholder as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all the co-owners.

c.   The corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

d.   The corporation and its officer or agent who accepts or rejects a vote, consent, waiver, or proxy appointment in good faith and in accordance with the standards of this section are not liable in damages to the shareholder for the consequences of the acceptance or rejection.

e.   Corporate action based on the acceptance or rejection of a vote, consent, waiver, or proxy appointment under this section is valid unless a court of competent jurisdiction determines otherwise.

ARTICLE 5
Officers

5.01. **DESIGNATIONS.** The Corporation shall have a President, a Secretary, and a Treasurer, who will be elected by the directors at their first meeting after the annual shareholder meeting. The Corporation may also have one or more Vice-Presidents (one shall serve as Executive Vice-President) and Assistant Secretaries and Assistant Treasurers as the Board may designate. Per these Bylaws, an elected officer will hold office for one year or until a successor is elected and qualified. The same person may hold any two or more offices concurrently, except the offices of President, Vice-President, and Secretary shall be held by separate individuals.

5.02. **APPOINTMENT AND TERM OF OFFICE.** The officers of the Corporation shall be appointed by the Board for a term as determined by the Board. The designation of a specified term grants to the officer no contractual rights, and the Board can remove the officer at any time prior to the termination of such term. If no term is specified, they shall hold office until they resign, die, or until they are removed in the manner provided in Section 5.03.

5.03. **REMOVAL OF OFFICERS.** Any officer or agent may be removed by the Board at any time, with or without cause. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not of itself create contract rights.

5.04. **THE PRESIDENT.** The President shall preside over all meetings of shareholders and directors, shall have general supervision of the Corporation's affairs, and perform all other duties as are incident to the office or are properly required by a resolution passed by the Board.

5.05.   **VICE PRESIDENT.**   During the absence or disability of the President, the Executive Vice-President (if any) may exercise all functions of the President. Each Vice-President shall have such powers and fulfill such duties as may be assigned by a resolution of the Board. If there is no Vice President, then the Treasurer shall perform such duties of the President.

5.06.   **SECRETARY AND ASSISTANT SECRETARIES.**   The Secretary must:

a.   Issue notices for all meetings and actions of the Board or shareholders;

b.   Accept all requests for special meetings of the Board or shareholders;

c.   Accept all notices of proxy appointments and revocations;

d.   Keep the minutes of all meetings;

e.   Accept delivery of any dissent announced at any meeting of the Board or shareholders;

f.   Acknowledge and execute any share certificates;

g.   Have charge of the corporate seal and books; and

h.   Make reports and perform duties as are incident to the office, or are properly required of him or her by the Board of Directors.

The Assistant Secretary, or Assistant Secretaries (in the order designated by the Board), will perform all of the duties of the Secretary during the absence or disability of the Secretary, and at other times may perform such duties as are directed by the President or the Board.

5.07.   **THE TREASURER.**   The Treasurer shall:

a.   Have custody of the Corporation's monies and securities and maintain regular books of account;

b.   Disburse the Corporation's funds in payment of the just demands against the Corporation or as may be ordered by the Board, taking proper vouchers for such disbursements; and

c.   Provide the Board with an account of all his or her transactions as Treasurer and of the financial conditions of the office properly required of him or her by the Board.

The Assistant Treasurer, or Assistant Treasurers (in the order designated by the Board), must perform all of the duties of the Treasurer in the absence or disability of the Treasurer, and at other times may perform such other duties as are directed by the President or the Board.

5.08.   **DELEGATION.**   In the absence or inability to act of any officer and of any person authorized to act in their place, the Board may delegate the officer's powers or duties to any other officer, director, or other person, subject to Section 5.01 of these Bylaws. Vacancies in any office arising from any cause may be filled by the Board, subject to Section 5.01 of these Bylaws, at any regular or special board meeting.

5.09.   **OTHER OFFICERS.**   The Board may appoint other officers and agents as it deems necessary or expedient. The term, powers, and duties of such officers will be determined by the Board and described in the resolution authorizing the appointment.

5.10. **LOANS.** No loans may be made by the Corporation to any officer, unless first approved by a two-thirds majority vote of all the outstanding the voting shares entitled to vote on the matter.

5.11. **BONDS.** The Board may resolve to require any officer to give bonds to the Corporation, with sufficient surety or sureties, conditioned upon the faithful performance of the duties of their offices and compliance with other conditions as required by the Board.

5.12. **SALARIES.** Officers' salaries will be fixed from time to time by the Board. Officers are not prevented from receiving a salary by reason of the fact that he or she is also a director of the Corporation.

5.13. **INDEMNIFICATION.** Officers shall be indemnified by the Corporation, so long as the officer acted in a manner substantially similar to and consistent with the standard of care for directors, as described in Section 2.03 of these Bylaws. Any officer indemnification shall be limited to proceedings that are directly related to or have arisen out of the officer's acts on behalf of the Corporation.

ARTICLE 6
Capital & Finance

6.01. **DIVIDENDS.** Dividends may be declared by the Board and paid by the Corporation out of the net earnings of the corporation unreserved and unrestricted earned surplus of the Corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year, or in treasury shares of the Corporation, subject to the conditions and limitations imposed by the state of formation. The share transfer books may be closed by the Board pursuant to Sections 3.07 and 4.08 of these Bylaws. The Board, without closing the Corporation's books, may declare dividends payable only to holders of record at the close of business on any business day not more than ninety (90) days prior to the date on which the dividend is paid.

6.02. **RESERVES.** The Board may, in its absolute discretion, set aside out of the Corporation's earned net surplus, such sum or sums as it deems expedient for dividend, maintaining any corporate property, or any other purpose, before making any distribution of earned surplus.

6.03. **DEPOSITORIES.** The Corporation's monies must be deposited in the Corporation's name in a bank or trust company or trust companies designated by resolution of the Board. Corporate monies may be drawn out only by check or other order for payment signed by such persons and in such manner as may be determined by resolution of the Board.

ARTICLE 7
Books and Records

7.01. **MEETING MINUTES.** As required by these Bylaws, the Corporation must keep a complete and accurate accounting and minutes of the proceedings of its shareholders and Board.

7.02. **SHAREHOLDER LIST.** The Corporation must keep a list of its shareholders, including the names and addresses of all shareholders and the number and class of the shares held by each at its registered office or principal place of business, or at the office of its transfer agent or registrar.

7.03. **ACCOUNTING RECORDS.** The Corporation shall maintain appropriate accounting records.

7.04. **OTHER RECORDS.** The Corporation shall keep a copy of the following records at its principal office:

a.   its Articles of Incorporation, as originally filed, and as currently in effect;

b.   a copy of these Bylaws currently in effect;

c.   the minutes of all shareholders' meetings, and records of all action taken by shareholders without a meeting, for the past three (3) years;

d.   all written communications within the past three (3) years to shareholders as a group;

e.   a list of the names and business addresses of its current officers and directors;

f.   its most recent annual report delivered to the relevant state authority; and

g.   all quarterly or annual financial statements (balance sheet and income statement) prepared for periods ending during the last three (3) years.

7.05. **LEGIBILITY OF RECORDS.** Any books, records, and minutes may be in written form or any other form capable of being converted into written form within a reasonable time.

7.06. **RIGHT TO INSPECT.** Any shareholder or shareholder representative has the right, upon written request delivered to the Corporation, to inspect and copy during usual business hours the following documents of the Corporation:

a.   These Bylaws;

b.   Minutes of the shareholder proceedings;

c.   Annual statements of affairs;

d.   Any voting trust agreements; and

e.   Any documents kept in accordance with Article 7 herein.

The Corporation acknowledges and agrees that any obligation to produce corporate documents under this Article of these Bylaws shall attach to the Secretary as part of the duties described in Section 5.06 of these Bylaws.

7.07. **ENHANCED INSPECTION.** Any individual or group which comprises at least five (5) percent of the outstanding shares, may submit to the Corporation a written request to inspect and copy the following documents during usual business hours:

a.   The books of account and share ledger of the Corporation;

b.   The statement of affairs for the Corporation; and

c.   The list of shareholders.

ARTICLE 8
Notices

8.01. **MAILING OF NOTICE.** Except as may otherwise be required by law, any notice to any shareholder or director may be delivered personally or by mail. If mailed, the notice will be deemed to have been delivered on the close of business of the fifth business day following the day when deposited in the United States mail with postage prepaid and addressed to the recipient's last known address in the records of the Corporation.

8.02. **E-NOTICE PERMITTED.** Any communications required by these Bylaws, or any other laws, may be made by digital or electronic transmission to the recipient's known electronic address or number as known to the Corporation at the time of notice.

8.03. **DUTY TO NOTIFY.** All shareholders, directors, officers, employees, and representatives of the Corporation are required to notify the Corporation of any changes to the individual's contact information. Pursuant to the obligations under this Section of these Bylaws, the individual must notify the Corporation that electronic transmissions of notice are impracticable, impossible, frustrated, or otherwise improper and ineffective.

ARTICLE 9
Special Corporate Acts

9.01. **EXECUTION OF WRITTEN INSTRUMENTS.** All contracts, deeds, documents, and instruments that acquire, transfer, exchange, sell, or dispose of any assets of the Corporation must be executed by the President to bind the Corporation. This Section does not apply to any checks, money orders, notes, or other financial instruments for direct payment of corporate funds which are subject to Section 9.02 of these Bylaws.

9.02. **SIGNING OF CHECKS OR NOTES.** All authorizations to distribute, pay, or immediately draw upon the financial resources of the Corporation must be signed by the Treasurer, including any expense reimbursement or compensation payments to directors, officers, employees, representatives, service providers, or contractors of the Company.

9.03. **SPECIAL SIGNING POWERS.** To duly bind the Corporation to an agreement or instrument in the event the President holds an interest which exists outside of the capacity of being President, then any agreement involving such interest must be signed by an officer pursuant to either Section 5.05 or 9.02 of these Bylaws.

9.04. **SHAREHOLDER APPROVAL.** Shareholder approval is required prior to any merger, consolidation, share-exchange, conversion, or dissolution, and any loans provided under Sections 2.18 or 5.10 of these Bylaws. In the event of any dissent by shareholders, the Corporation must comply with Section 9.05 of these Bylaws.

Until these Bylaws require otherwise, no shareholder approval is required to acquire, transfer, exchange, sell, or dispose of any assets of the Corporation in the ordinary course of business or after dissolving the Corporation.

9.05. **DISSENTER RIGHTS.** Shareholders are entitled to dissent from, and obtain fair value payment for shares held in the event of, any corporate actions requiring shareholder approval under Section 9.04 of these Bylaws. In the event a corporate action that will create dissenter rights under this Section of these Bylaws occurs, the Corporation shall deliver notice to all shareholders that a corporate action has occurred or will occur that entitles the shareholder to assert their dissenter rights under these Bylaws. These options for dissent do not apply to a shareholder who voted in favor of the action or failed to express such dissent at the meeting.

ARTICLE 10
Amendments

10.01. **BY SHAREHOLDERS.** These Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the voting shares issued and outstanding at any regular or special shareholder meeting.

10.02. **BY DIRECTORS.** The Board of Directors has the power to make, alter, amend, and repeal the Corporation's Bylaws. Any alteration, amendment, or repeal of the Bylaws, may be changed or repealed by the holders of a majority of the shares entitled to vote at any shareholders meeting.

10.03. **EMERGENCY BYLAWS.** The Board of Directors may adopt emergency Bylaws, subject to a vote to repeal or modify by the shareholders, which operate during any emergency in the Corporation's conduct of business resulting from an attack on the United States or a nuclear or atomic disaster.

10.04. **COMPLIANCE WITH STATE LAW.** Any amendment to the Corporation's Articles of Incorporation or these Bylaws shall be consistent with laws of the state of formation.

These Bylaws are adopted by resolution of the Corporation's Board of Directors on this _____ day of ___March 15___, 20_24___.

_____
Director

Corporate Resolution to Open a Bank Account

Account: _____   Bank: _____

Holder: _____   Address: _____

Address: _____   _____

              _____   _____

Acct #: _____

As an Officer of the Corporation named above, I certify that the corporation has been organized within the bounds of state law as a for-profit corporation with its principal office located at:

8 The Green _____ STE B   Dover   DE   19901   .

I further attest that at the initial meeting of the Corporation's board of directors held on _____, 20___, a quorum was present and voting and adopted the following resolutions:

Resolved, that the financial institution named above is designated as a depository for the funds of this corporation, which may be withdrawn on checks, drafts, advices of debit, notes, or other orders for payments bearing any officer or authorized employee of this corporation.

Further Resolved, that the financial institution will accept and pay on, without further inquiry, any checks or debits drawn against any of the corporation's accounts. The checks or debits will be honored by the financial institution whether the item has been drawn or endorsed to the order of any authorized officer or employee signing; tendered by the authorized officer or employee for the purpose of cashing or payment; or for deposit to the officer's or employee's personal account. The financial institution will not be required to inquire as to the use of any check or debit signed in accordance with the resolutions contained herein.

Further Resolved, that the officers or authorized employees may execute other agreements, including, but not limited to, special depository agreements, and arrangements concerning the manner, condition, and/or purposes for which funds, checks, debits, or items of the corporation may be deposited, collected, or withdrawn, as long as these other agreements are not contrary to the provisions contained in this resolution.

Further Resolved, that the power granted to the corporation's officers or authorized employees will remain in full force and effect until written notice has been delivered and received by the financial institution at each location where an account is maintained. The financial institution will be indemnified and held harmless from any losses suffered or liabilities incurred by continuing to act in accordance with this resolution.

I Further Attest that the persons named below occupy the stated positions, as indicated by their signatures, and that the resolutions contained in this document are recorded on the books of the corporation, and these resolutions are in full force and effect and have not been altered in any way.

[Signatures on the following page]

I Agree to all of the above on this _____ day of _____, 20_____.

CERTIFIED TO AND ATTESTED BY:

X_____

Signing Officer Title:

[Place Corporate Seal Here, if applicable]

X_____

Co-Signing Officer Title:

certificate number

number of shares

STOCK CERTIFICATE

_____

Corporate Name

Incorporated in: _____ ,

has a total authorized amount of _____ shares, at _____ par value.

This is to certify that _____ is the owner of _____ shares of_____ stock of the above named corporation, which are non-assessable, fully paid shares. The transfer of these shares must be done in accordance with the by-laws of the named corporation, in person, or by a duly appointed attorney or officer of the named corporation, and recorded in the books of the corporation.

_____   _____   _____

President   Secretary   Treasurer

if sold:

For _____ received, I, _____ sell and transfer _____ shares, of the _____shares represented by this certificate to

_____

_____

_____

_____ ,

and appoint _____ the _____ , to record this transfer in the corporate books.

_____   _____   _____

Name of shareholder   Signature of shareholder   Witness
                                                                                              Signature and name

EXHIBIT G
Financial Statements
(Attached)

Vittori Inc.

(A Delaware Corporation)

Audited Consolidated Financial Statements

As of the year ended December 31, 2024

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

VITTORI INC.

TABLE OF CONTENTS











Independent Auditor's Report

March 11, 2025
To: Board of Directors of Vittori Inc.
Attn: Carlos Cruz, CEO
Re: 2024 Financial Statement Audit – Vittori Inc.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Vittori Inc., which comprise the consolidated balance sheets as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Vittori Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Vittori Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Vittori Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Vittori Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Vittori Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
March 11, 2025



VITTORI INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2024
(Audited)

ASSETS

Current Assets

Cash & Cash Equivalents	311,980
Prepaid Expenses	646,324
Security Deposit	15,425
Total Current Assets	**973,729**

Total Assets	**973,729**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accrued Payroll	7,730
Total Liabilities	**7,730**

Stockholders' Equity

Class A Common Stock, $0.001 par value, 100,000,000 shares authorized, 8,808,070 shares issued and outstanding	8,808
Class B Common Stock, $0.001 par value, 400,000,000 shares authorized, 297,039,297 shares issued and outstanding	297,039
Additional Paid in Capital	1,961,072
Subscription Receivable	(13)
Accumulated Other Comprehensive Income	(3,697)
Retained earnings	(1,297,210)
Total Stockholders' Equity	**965,999**

Total Liabilities and Stockholders' Equity	**973,729**

The accompanying footnotes are an integral part of these financial statements.

VITTORI INC.
CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2024
(Audited)

Revenues	$	-
Operating Expenses		
General and administrative		231,023
Research & Development		973,794
Professional services		92,393
Total Operating Expenses		**1,297,210**
Net Income (Loss)	$	(1,297,210)
Other Comprehensive Income (Loss) - FX Loss	$	(3,697)

The accompanying footnotes are an integral part of these financial statements.

VITTORI INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2024
(Audited)

	Common Stock								
	Class A (Shares)	Class A (PAR)	Class B (Shares)	Class B (PAR)	Additional Paid in Capital	Subscription receivable	Accumulated other comprehensive loss	Retained Earnings	Total Stockholders' Equity
Balance as of March 6, 2024 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of Class A common stock	15,000	$ 150	-	$ -	$ 166,269	$ (13)	$ -	$ -	$ 166,406
Stock split on April 30, 2024 @ 1:10,000	149,985,000	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -
Stock conversion from Class A to Class B common shares on August 1, 2024 @ 1:0.4	(150,000,000)	$ (150)	60,000,000	$ 60,000	$ (57,350)	$ -	$ -	$ -	$ 2,500
Stock split on August 28, 2024 @ 1:1.5	-	$ -	30,000,000	$ 30,000	$ (30,000)	$ -	$ -	$ -	$ -
Issuance of Class A common stock	2,100,000	$ 2,100	-	-	$ 1,047,900	$ -	$ -	$ -	$ 1,050,000
Stock split on November 4, 2024 @ 1:3.2967	4,823,070	$ 4,823	206,703,297	$ 206,703	$ (211,526)	$ -	$ -	$ -	$ -
Issuance of Class A and Class B common stock	1,885,000	$ 1,885	336,000	$ 336	$ 1,045,779	$ -	$ -	$ -	$ 1,048,000
Net loss	-	$ -	-	$ -	$ -	$ -	$ (3,697)	$ (1,297,210)	$ (1,300,907)
Balance as of December 31, 2024	8,808,070	$ 8,808	297,039,297	$ 297,039	$ 1,961,072	$ (13)	$ (3,697)	$(1,297,210)	$ 965,999

The accompanying footnotes are an integral part of these financial statements.

VITTORI INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2024
(Audited)

Cash Flows from Operating Activities	
Net Income (Loss)	(1,297,210)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Currency translation adjustment change	(3,697)
Operating profit before changes in assets and liabilities	(1,300,907)
(Increase) decrease in:	
Prepaid Expenses	(646,324)
Security Deposit	(15,425)
Increase (decrease) in:	
Accrued Payroll	7,730
Net cash used in operations	(1,954,926)
Cash Flow from Investing activities	
Additions to:	
Investment in Related Party	-
Cash used in investing activities	-
Cash Flows from Financing Activities	
Issuance of Common Stock	2,266,906
Cash used in financing activities	2,266,906
Net change in cash and cash equivalents	311,980
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	311,980
Supplemental information	
Interest paid	-
Income taxes paid	-

The accompanying footnotes are an integral part of these financial statements.

VITTORI INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Vittori Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on March 6, 2024. The Company is an electric hypercar manufacturer with its primary manufacturing hub in Modena, Italy, blending American innovation with Italian craftsmanship. The Company's headquarters are in Palo Alto, California.

The Company is the primary beneficiary of Vittori SRL and Vittori UK Ltd., which qualify as variable interest entities and are consolidated within these financial statements (see Note 6). All significant intercompany accounts and transactions have been eliminated. Any non-controlling interest is not material to the overall consolidated financial statements.

As of December 31, 2024, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year-End

These financial statements cover the fiscal year from March 6, 2024 (inception) to December 31, 2024. The Company upon formation had initially elected April 30 to be its year-end (see Note 8).

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Variable Interest Entities

The Company accounts for the investments it makes in certain legal entities in which equity investors do not have (1) sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support, or (2) as a group, the holders of the equity investment at risk do not have either the power, through voting or similar rights, to direct the activities of the legal entity that most significantly impact the entity's economic performance, or (3) the obligation to absorb the expected losses of the legal entity or the right to receive expected residual returns of the legal entity. These certain legal entities are referred to as "variable interest entities" or "VIEs."

VITTORI INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(AUDITED)

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024, the Company had $311,980 in cash and cash equivalents.

Prepaid Expenses

As of December 31, 2024, the Company's prepaid expenses totaled $646,324. Prepaid expenses primarily consist of advance payments for services and other costs that will be recognized as expenses in future periods.

A significant portion of the prepaid expenses relates to a retainer paid to a design firm for ongoing branding and development services. The Company recognizes these costs as expenses as the related services are rendered. In January 2025, the Company received nearly a full refund of the a prepaid retainer amounting to $570,944 (see Note 8).

Property and Equipment

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of December 31, 2024, the Company had no property and equipment.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2024.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants

VITTORI INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(AUDITED)

at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2024, the Company had not begun recognizing sales.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (ROU) assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. The Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.

The Company has elected the short-term lease exemption under ASC 842, whereby leases with a term of 12 months or less are not recorded as ROU assets or lease liabilities. Instead, lease expense for short-term leases is recognized on a straight-line basis over the lease term.

The Company has also elected the practical expedient to not separate lease and non-lease components for its lease agreements.

The Company has incurred rent expenses amounting to $17,818 for the year ended December 31, 2024 which was recorded under "general and administrative expenses" of the income statement.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

VITTORI INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(AUDITED)

The Company has not yet incurred a year-end requiring it to file its income tax return. The Company is taxed as a C Corporation.

NOTE 4 – EQUITY

Amendment to Authorized Shares

At inception of the Company, it had 10,000 authorized shares of common stock with par value of $1 per share.

On April 30, 2024, the Company amended the authorized number of shares from 10,000 to 250,000,000, of which 150,000,000 shares are designated as Class A voting common stock and 100,000,000 Class B non-voting common stock with par value of $0.001 per share. Each outstanding share was subdivided, split, and converted into ten thousand (10,000) shares of common stock.

On August 1, 2024, the Company amended the authorized number of shares from 250,000,000 to 150,000,000, of which 45,000,000 shares are designated as Class A common stock and 105,000,000 shares are designated as Class B common stock. Each outstanding Class A common stock was converted into 0.4 Class B common stock.

On August 28, 2024, the Company approved a stock split at a ratio of 1:1.5, whereby the shareholder received an additional 0.5 share for every 1 share of Class B common stock. The total outstanding shares of Class B common stock increased from 60,000,000 to 90,000,000.

On November 4, 2024, the Company amended the authorized number of shares from 250,000,000 to 500,000,000 shares of common stock, of which 100,000,000 shares are designated as Class A Common Stock and 400,000,000 shares are designated as Class B Common Stock. Each outstanding share was subdivided, split, and converted into 3.2967 shares of common stock.

As of December 31, 2024, the Company had 8,808,070 class A shares of common stock and 297,039,297 class B shares of common stock issued and outstanding.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – VARIABLE INTEREST ENTITIES

The Company is the primary beneficiary of Vittori SRL and Vittori UK Ltd., which qualify as variable interest entities ("VIEs"). The determination was based on the fact that the Company indirectly exercises control over the operations of Vittori SRL and Vittori UK Ltd. and is the primary beneficiary of their activities. Additionally, a significant portion of the financing for Vittori SRL and Vittori UK Ltd. is provided by the Company. The VIEs are directly owned by the CEO of the Company and are in the process of being restructured as wholly owned subsidiaries of the Company, which has not yet been completed as of the date of management's representation.

Vittori SRL was formed on July 9, 2024 in Italy and Vittori UK Ltd. was formed in the United Kingdom on August 27, 2024.

The Company's consolidated financial statements include the assets, liabilities and results of operations of the VIEs for which the Company is the primary beneficiary.

VITTORI INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(AUDITED)

The following table summarizes the carrying amounts of the VIE's assets and liabilities included in the Company's consolidated balance sheets as of December 31, 2024 as well as results of operations for the year ended December 31, 2024:

	Vittori SRL	Vittori UK Ltd.
Cash	$ 25,723	$ 10,673
Total Assets	$ 25,723	$ 10,673
Due to a related party (eliminated in consolidation)	$ 957,810	$ 58,202
Total Liabilities	$ 957,810	$ 58,202
Total Equity	$ (932,087)	$ (47,529)
Net Loss	$ 980,171	$ 48,408

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from Stockholders and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

On January 6, 2025, the Company approved a stock split at a ratio of 1:1.309280, whereby shareholders received an additional 0.309280 share for every 1 share of Class A and Class B common stock. The Company also approved a change in fiscal year end from April 30 to December 31.

On January 30, 2025, a material refund was issued to the Company, pertaining to one of the prepayments made in 2024 to a designer. A refund of $570,944 was issued due to technical reasons, and both parties had agreed to cancel the engagement and refund any unused retainer balance.

As of February 28, 2025, the Company has raised $575,000 in exchange for issuance of 1,180,000 shares.

Crowdfunded Offering

The Company is offering under Regulation CF (the "Crowdfunded Offering") up to $5,000,000 in Class A common stock.

Management's Evaluation

Management has evaluated subsequent events through March 11, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

Vittori CF Investors SPV I, LLC

（a Delaware Limited Liability Company）

Audited Financial Statements

For the year ended December 31, 2024

Audited by:

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Vittori CF Investors SPV I, LLC

Table of Contents



Independent Auditor's Report

March 11, 2025
To: Management of Vittori CF Investors SPV I, LLC
Attn: Carlos Cruz, CEO
Re: 2024 Financial Statement Audit – Vittori CF Investors SPV I, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Vittori CF Investors SPV I, LLC, which comprise the balance sheets as of December 31, 2024, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Vittori CF Investors SPV I, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Vittori CF Investors SPV I, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Vittori CF Investors SPV I, LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:





- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Vittori CF Investors SPV I, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Vittori CF Investors SPV I, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
March 11, 2025



VITTORI CF INVESTORS SPV I, LLC
BALANCE SHEET
As of December 31, 2024
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-

Noncurrent Assets

Investments		-
Total Noncurrent Assets		-

Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		-

Total Liabilities		-

Members' Equity

Members' Capital		-
Retained earnings		-

Total Members' Equity		-

Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

VITTORI CF INVESTORS SPV I, LLC
INCOME STATEMENT
For the Year Ended December 31, 2024
(Audited)

Revenues	$ -
Operating Expenses	
General and administrative	-
Professional services	-
Depreciation and amortization	-
Total Operating Expenses	-
Net Income (Loss)	$ -

The accompanying footnotes are an integral part of these financial statements.

VITTORI CF INVESTORS SPV I, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2024
(Audited)

	Members' Capital	Retained Earnings	Total Members' Equity
Balance as of September 3, 2024 (Inception)	$ -	$ -	$ -
Contributions	-	-	-
Distributions	-	-	-
Net Income	-	-	-
Balance as of December 31, 2024	$ -	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

VITTORI CF INVESTORS SPV I, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Investments		-
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contributions		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

VITTORI CF INVESTORS SPV I, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Vittori CF Investors SPV I, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on September 3, 2024. The Company is a special purpose vehicle for the investors of Vittori Inc., an electric hypercar manufacturer with its primary manufacturing hub in Modena, Italy blending American innovation with Italian craftsmanship. The Company's headquarters are in Palo Alto, California.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year-End

These financial statements cover the fiscal year from September 3, 2024 (inception) to December 31, 2024.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2024, the Company had no cash and cash equivalents.

Property and Equipment

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of December 31, 2024, the Company had no property and equipment.

VITTORI CF INVESTORS SPV I, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(AUDITED)

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2024.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2024, the Company's investments amounting to $1,930,000 approximates its fair value.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2024, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. The company evaluated the effect that the updated standard will have on the financial statements and related disclosures, noting no impact.

VITTORI CF INVESTORS SPV I, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(AUDITED)

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – MEMBERS' EQUITY

As of December 31, 2024 the Company has not yet received any investments.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet incurred a year-end requiring it to file its income tax return.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 11, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.